UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of November 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

Financial Results 9M2006

Investor Relations Department

Miguel Viana, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Ricardo Farinha

Phone: +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site: www.edp.pt

Reuters:	EDP.LS / EDP.N

Bloomberg: EDP PL / EDP US

Lisbon, 9 November 2006

EDP - Energias de Portugal, S.A. Headquarters: Praça Marquês de Pombal, 12 1250-162 Lisboa Portugal

9M2006 Performance	- 3 -

EDP Share Performance	- 4 -

Consolidated Income Statement	- 5 -

EBITDA Overview	- 6 -

Consolidated Balance Sheet	- 7 -

Capital Expenditures	- 8 -

Cash Flow	- 9 -

Financial Debt and Provisions for Social Benefits	- 10 -

Financial Income/(Expense) and Amortization of Rights and Concessions	- 11 -

Business Areas

Iberian Market Electricity System	- 13 -

Iberian Generation and Supply	- 14 -

Renewable Energies: NEO Energía	- 19 -

Distribution in Iberia	- 21 -

Gas in Iberia	- 25 -

Brazil: Energias do Brasil	- 28 -

Financial Statements & Annex	- 32 -

9M2006 Performance

Results Summary (€ m)	9M2006	9M2005	Δ 06/05
Gross Profit	3,072.8	2,844.8	8.0%
Operating Costs	1,396.9	1,508.1	-7.4%
EBITDA	1,676.0	1,336.7	25.4%
EBIT	1,018.6	721.8	41.1%
Net Profit	649.7	353.4	83.8%

Net Debt	9,354.8	9,024.3	3.7%

Operating Data	9M2006	9M2005	Δ 06/05
Electricity:

Installed Capacity (MW)	13,290	11,930	+1,360 MW
Generation (GWh)	33,876	33,105	2.3%
Distribution (GWh)	58,771	56,461	4.1%
Retail (GWh)	54,030	51,486	4.9%
Clients (thousand)	9,632	9,416	+216 th

Gas:

Distribution (GWh)	16,464	17,722	-7.1%
Retail (GWh)	16,488	15,247	8.1%
Clients (thousand)	693	722	-29 th

Employees (Group)	13,912	14,807	-895

• Gross margin at liberalized generation and supply in the Iberian market rose by 32% YoY to €368.6m in 9M06, showing significant improvement in 3Q06 vs. previous quarters, following the increase of installed capacity (Ribatejo CCGT new group of 400MW since 4Q05), higher load factors due to the absence of material stoppages in 3Q06, and higher gross margin per MWh sold, due to lower costs with CO2 emissions and reduction of sales at low prices to liberalized retail customers. In 3Q06 our liberalized generation plants in Iberia produced 5,275GWh, a 12.6% YoY growth vs. 3Q05. Excluding technical programmed stoppages, in 9M06 our coal plants portfolio continued to show the highest load factor in the Iberian market while load factor of our CCGTs portfolio was fully in line with Iberian market average.

• Volume of electricity sold to liberalized customers in Iberian market fell to 2,261GWh in 3Q06, a 18% decline vs. 2Q06 and a 31% decline vs. 3Q05. This declining trend in volume is explained by the current strong competition of the low regulated retail tariffs in Portugal and Spain, which led EDP to opt to tranfer part of its liberalized electricity sales to more atractive wholesale markets.

• PPAs contracted gross margin rose by 0.1% YoY to €703.9m in 9M06, continuing to be key contribution to EDP’s stable cash flow profile and to the high level of predictability of wholesale electricity tariffs in Portugal in the 9M06. Our PPA contracts with the Portuguese regulated electricity system represented 65% of our Iberian generation & supply gross profit vs. a 70% weight in 9M05.

• Distribution in Portugal: the negative tariff deviation between tariffs paid by regulated customers and system costs continued to increase in 3Q06 but by a smaller amount than in 2Q06. Operating costs of this business area fell by 4% YoY, supported on lower commercial costs (such as invoicing and posting) staff reduction (less 178 employees) and lower costs with pension fund liabilities, leading to a 16% YoY increase of EBITDA to €370m in 9M06.

• EBITDA of electricity distribution in Spain rose 13.5% YoY in 9M06. In 3Q06, HC managed to purchase electricity for its regulated customers at prices considerably below the average purchase costs of Spanish distributors as a whole, more than compensating the extra-costs imposed by the intragroup assimilated bilateral agreement at €42.35 imposed by the RD03/06.

• Gross margin of electricity distribution in Brazil in 3Q06 continued to be penalized by negative tariff deviations between tariffs received and system costs which should be recovered in the following annual tariff revisions. Nevertheless, the 16.67% tariff increase at Escelsa in the beginning of August and a recovery in electricity demand at the Enersul concession area have already lead to the creation of a lower amount of tariff deviation in 3Q06 than in the previous 2Q06. In generation, the start of operations of the Peixe Angical hydro plant (1st group started in Jun-06, plant fully operational from Sep-06 onwards) provided a 113% growth YoY in 9M06 of EBITDA from generation.

• Our wind generation gross Installed capacity reached 1,237MW in Sep-06 fully in line with our pipeline rollout plans, and EBITDA from Neo rose by 136%YoY to Eur105m in 9M06. We have now 422MW of wind farms under construction from which 217MW are expected to enter into operation in 2006, which would allow us to reach a 1,454MW capacity in line with the targets previously announced.

• Net financial costs decreased from €230m in 9M05 to €22.9m in 9M06. Note that 9M06 financial results include a positive €166.9m contribution from REN’s net profit which in 3Q06 includes a capital gain from the disposal of REN’s 18.3% stake in Galp. Net interest costs in 9M06 rose by 14% YoY reflecting the increase of the average cost of debt from 4.2% in 9M05 to 4.4% 9M06.

• Net debt in Set-06 stood at 9,354m, fully in line with Jun-06 and below the €9,463m figure as at Dec-05. Taking into account the 6.5% increase in capex to €901m in 9M06 and the need to fund the €317m increase of negative tariff deviations in Spain, Brazil and Portugal in the period (total amount of regulatory receivables in Sep-06 was Eur859m), net debt stability reflects the strong free cash flow capacity of the group.

EDP Share Performance

EDP Stock Market Performance	YTD	52W	2005
	(08-11-2006)
EDP Share Price (Euronext Lisbon - €)

Close	3.60	—	2.60
Max	3.35	3.35	2.68
Min	2.58	2.34	2.04
Average	2.97	2.90	2.25

EDP’s Liquidity in Euronext Lisbon

Turnover (€ m)	7,521.9	8,591.8	5,689.9
Average Daily Turnover (€ m)	50.8	45.9	21.9
Traded Volume (million shares)	2,533.0	2,959.1	2,526.5
Avg. Daily Volume (million shares)	17.1	15.8	9.7

EDP Market Value
Market Capitalisation (€ million)	13,163.5	—	9,507.0
Enterprise Value (€ million)	23,878.1	—	20,257.9

EDP’s Main Events - 2006

3-Fev Standard & Poor’s Ratings Services affirmed its ‘A’ long term and ‘A-1’ short term corporate ratings

16-Fev EDP Lajeado concludes agreement with Eletrobrás regarding the redeemable preferred shares issued by Investco

7-Mar EDP releases the 2005 annual financial results

31-Mar EDP’s 2006 annual general shareholders meeting

6-Apr ANEEL approves a 16.75% tariff increase at Enersul’s annual tariff readjustment process

25-Apr Ex-Dividend Date

28-Apr EDP pays a €0.10 gross dividend per share (financial year 2005)

03-May Naturgas acquires full control of Bilbogas

11-May EDP concludes the increase of its indirect shareholding in Portgas (72.0%) and Setgas (19.8%)

2-Jun EDP issues € 1,500 million Eurobond in three series

22-Jun EDP starts a procedure for the sale of its shareholding in ONI

13-Jul Amendments to EDP’s articles of association and new corporate bodies

19-Jul EDP strategy review

25-Jul Memorandum of understanding with the Cape Verde Government regarding the restructuring of Electra’s shareholder structure

27-Jul Disposal of HC Energia stake in Telecable

4-Aug ANEEL approves a 16.67% tariff increase at Escelsa’s annual tariff readjustment process

9-Sep Naturgas Energia acquires full control of Gasnalsa

20-Oct ANEEL approves a 13.44% tariff increase at Bandeirante’s annual tariff readjustment process

26-Oct EDP decided to exercise the call option on OPTEP

31-Oct Consortium Eólicas de Portugal signs contract regarding phase A of the Portuguese tender for new wind power licenses

Consolidated Income Statement

The financial statements presented in this document are non-audited.

Consolidated Income Statement (€ m)	9M2006	9M2005	Δ 06/05
Electricity Sales	6,787.3	6,547.4	3.7%
Other Sales	741.7	436.6	69.9%
Services Provided	224.6	439.2	-48.9%
Operating Revenues	7,753.6	7,423.2	4.5%

Electricity & Gas	3,365.1	3,741.5	-10.1%
Fuel	750.6	809.1	-7.2%
Materials and goods for resale	565.0	27.9	—
Direct Activity Costs	4,680.8	4,578.4	2.2%

Gross Profit	3,072.8	2,844.8	8.0%
Gross Profit/Revenues	39.6%	38.3%	1.3	pp

Supplies and services	546.2	604.2	-9.6%
Personnel costs	459.3	423.1	8.6%
Costs with social benefits	55.2	76.9	-28.3%
Concession fees	160.9	154.3	4.2%
Other operating costs (or revenues)	175.4	249.5	-29.7%
Operating costs	1,396.9	1,508.1	-7.4%

EBITDA	1,676.0	1,336.7	25.4%
EBITDA/Revenues	21.6%	18.0%	3.6	pp

Depreciation and amortisation	733.6	680.8	7.8%
Comp.of subsidised assets’ depreciation	(76.3)	(65.8)	-16.0%

EBIT	1,018.6	721.8	41.1%
EBIT/Revenues	13.1%	9.7%	3.4	pp

Financial income/(expense)	(22.8)	(230.6)	90.1%
Amortisation of rights and concessions	(33.9)	(29.5)	-14.9%

Discontinued Activities and Capital Gains	37.6	95.5	-60.6%

Pre-tax profit	999.5	557.2	79.4%

Income taxes	293.1	155.8	88.1%

Minority interests	56.7	47.9	18.4%

Net Profit	649.7	353.4	83.8%

EBITDA Overview: Consolidated EBITDA up 25.4%

EBITDA (€ m)	9M2006	9M2005	Δ 06/05
IBERIAN MARKET
Generation & Supply	824.0	771.2	6.8%
NEO - Renewable Energy	105.1	44.5	136.3%
Cogeneration	13.1	17.6	-25.3%
Distribution	406.8	349.8	16.3%
Gas	104.4	77.0	35.5%
Brazil	298.6	273.4	9.2%
Telecoms	8.5	15.5	-45.2%
Other & Adjustments	(84.6)	(212.4)	60.2%

Consolidated	1,676.0	1,336.7	25.4%

• Iberian Generation and Supply: EBITDA benefit from i) the change from a short-position in generation-supply in Portugal to a long-position in 9M2006, as a result of the start up of Unit III of Ribatejo CCGT in 4Q2005 and a reduction of the number of liberalised clients in Portugal; and ii) the increase of the net selling price (after TPA tariffs), both in Portugal and Spain. This was partly offset by i) the negative impact of the RD 3/2006, which withdraws the right to CO2 allowances attributed to generators under the Spanish NAP, for the amounts equivalent to January and February 2006 emission licences (-€22m) and for the amounts not sold through bilateral contracts between March and September 2006 (-€24m); and ii) the lower availability of the Spanish power plants over 1H2006 as a result of programmed stoppages.

• NEO - Renewable Energy: EBITDA more than doubled reflecting the substantial investments EDP made during 2005 and 9M2006 (namely the acquisition of Desa in Spain in 4Q2005), which increased consolidated wind installed capacity more than two fold to 943 MW (or 1.237 MW gross installed capacity).

• Distribution in Iberia: EBITDA increased 16.3% following a 5.1% rise in gross profit and a 1.6% reduction in operating costs. The distribution activity in Iberia benefit: i) in Portugal, from the increase in consumption, a 10% increase of the allowed revenues and a €21.5m reduction in operating costs; and ii) in Spain, from a 2.5% increase in regulated revenues and a €4.7m positive impact from deviations on the cost of electricity purchased. Such performance was partly offset: i) in Portugal, by a higher tariff difference to be recovered, €126.9m in 9M2006 vs. €70.7m in 9M2005; and ii) in Spain, by the application of the RD 3/2006 which modified the settlement mechanism in the system, only recognising a price of €42.35/MWh on the energy purchased by the distributors, made simultaneously with the generation sales within the same group (-€15.5m).

• Gas in Iberia: EBITDA increased 35.5% following the change in the consolidation method of Portgás (full consolidation in 9M2006; equity method in 9M2005) or 6.7% on a pro-forma base. In 3Q2006, Naturgas managed to fully benefit from the attractive liberalized gas market in Spain, which more than compensated losses with procurement costs in 1Q2006.

• Brazil: EBITDA benefit from the start-up of Peixe Angical hydro power plant (452 MW), a 4% growth in consumption at our DisCos. concession areas and the 16% a appreciation of the Brazilian Real against the Euro. Nevertheless, this performance was offset by non-recurrent figures, such as the higher non-controllable costs than those recognised in retail tariffs (to be recovered through tariffs in the next annual adjustments) and one-off costs with the ongoing staff reduction plan, which will reduce 16% of the number of employees of Energias do Brasil until Dec-07.

• Other: The change in the “other & adjustments” is mainly due to a €150m provision booked in the 9M2005 related to the Spanish tariff deficit. In the 9M2006 the tariff deficit (€154m) did not have an impact in the P&L, considering that the current legislation assures the recovery of the tariff insufficiency in Spain.

• Consolidated: Excluding the provision related to the Spanish tariff deficit in 9M2005, EBITDA would have increased 12.8% in 9M2006.

Consolidated Balance Sheet

The financial statements presented in this document are non-audited.

Assets (€ m)	9M2006	2005
Tangible assets, net	14,319	13,891
Intangible assets, net	3,730	3,509
Financial Investments, net	1,100	918

Inventories	220	219
Accounts receivable - trade, net	1,718	1,585
Accounts receivable - other, net	2,065	2,157
Financial assets available for trading	70	276
Cash and cash equivalents	370	585

Deferred Tax (asset)	865	893

Total assets	24,456	24,033

Shareholders’ equity (€ m)	9M2006	2005
Share capital	3,657	3,657
Own shares and share premium	491	464
Earnings and other reserves	994	703
Minority interest	1,360	1,288

Shareholders’ equity	6,502	6,111

Liabilities (€ m)	9M2006	2005
Short-term debt & current portion of long-term debt	1,124	1,984
Long-term debt	8,978	8,601

Provisions	2,133	2,112
Hydrological correction account	110	170
Accounts payable - net	5,247	4,685

Deferred Tax (liability)	363	370

Total liabilities	17,954	17,922

Total liabilities and shareholders’ equity	24,456	24,033

Capital Expenditures

CAPEX (€ m)	9M2006	9M2005	Δ 06/05
Existing Plants	15.4	14.5	6.7%
New Plants	38.8	73.1	-46.9%
Environmental	12.1	16.4	-25.9%
Supply	0.1	0.7	-88.2%
Portugal	66.4	104.6	-36.5%
Existing Plants	14.1	9.6	45.9%
New Plants	109.0	0.7	—
Environmental	41.3	10.2	307.1%
Supply	0.1	0.0	168.3%
Spain	164.5	20.6	699.4%
Iberian Generation & Supply	231.0	125.2	84.5%

Wind	65.2	17.0	283.5%
Portugal	65.2	17.0	283.5%
Wind	126.0	107.1	17.7%
Other	4.9	4.2	18.8%
Spain	131.0	111.2	17.8%
NEO - Renewable Energy	196.2	128.2	53.0%

Distribution grid	250.9	283.6	-11.5%
Other	27.3	25.9	5.2%
(-) Investment subsidies	99.5	104.9	-5.1%
Portugal	178.7	204.7	-12.7%
Distribution grid	28.2	29.2	-3.5%
(-) Investment subsidies	5.7	6.0	-5.9%
Spain	22.5	23.2	-2.9%
Iberian Distribution	201.2	227.8	-11.7%

Distribution network	10.8	—	—
Other	3.1	—	—
Portugal	13.9	—	—
Distribution network	14.8	11.5	28.1%
Other	3.9	4.0	-2.7%
Spain	18.7	15.5	20.1%
Iberian Gas	32.5	15.5	109.4%

Iberian Core Business	660.8	496.7	33.0%

Generation	81.7	195.4	-58.2%
Distribution	136.6	116.2	17.6%
Supply & Other	0.2	0.5	-67.0%
Brazil	218.5	312.1	-30.0%

Telecoms	14.2	27.1	-47.5%

Other	7.0	9.6	-27.1%

EDP Group	900.6	845.6	6.5%

Consolidated Capex amounted to €900.6m in the 9M2006, up 6.5% YoY, reflecting a 33.0% increase in capex at our Iberian core business It is worth mentioning, on one hand, that about 47% of EDP Group’s capex related to the expansion of installed capacity, namely in new wind farms, in a new CCGT in Spain and in the Peixe Angical hydro power plant in Brazil – These investments will enable the medium term growth of our business. On the other hand, about 74% of EDP Group 9M2009 capex was related to regulated businesses, which present a low risk of return on the investment, such as renewable energies, Iberian electricity and gas distribution and generation under PPA.

Iberian Generation and Supply – The decline of Capex from generation business in Portugal reflects the end of construction of both Venda Nova II hydro plant (192MW – Aug05 with PPA until 2027) and of Ribatejo III CCGT (392MW – 4Q2005). In Spain, EDP continued the construction works of the 400 MW Castejón II CCGT, which is expected to start operations in 4Q2007. In Sept-06 accumulated works in progress at Castejón II amounted to €109m. By the end of 2006, EDP will start the construction works of another 400 MW CGGT, which will be located at Soto and that is expected to start operations in 2008. Additionally, in 9M2006, EDP invested €53.4m to reduce the SO2 and NOx emissions at Sines, Aboño and Soto coal fired power plants, in order to comply with EU large combustion plants directive by Dec07.

NEO – Renewables – In the 9M2006, NEO’s capex in wind farms amounted to €191.2m. In Portugal, NEO invested €65.2m, which are mostly related to wind farms that are expected to enter into operation between 2006 and 2007. In Spain, NEO invested €126.0m, out of which some €44m were spent at the end of construction works of the wind farms that entered into service in the 9M2006, namely Boquerón (22 MW), Belchite (50 MW), La Brújula (73 MW), Loma de Los Aviadores (6 MW) and Ponte Rebordelo (40 MW). Currently, NEO has 422 MW under construction, out of which 217 MW are expected to enter into service until the end of 2006 – 63 MW in Portugal, 135 MW in Spain and 20 MW in France. Works in progress at NEO amounted to €219m in Sept06.

Iberian Distribution – Capex at Iberian distribution business amounted to €201.2m in the 9M2006, mostly targeting the improvement of quality of service at our distribution networks. In Portugal, following the significant investments made in recent years at the distribution grid to improve service quality, Equivalent Interruption Time (EIT) reached for the first time a figure below 2 hours (119 min.) in the 9M2006 (vs. 132 min. in the 9M2005). Note that during the 1Q2006, less favourable weather conditions and an incident at one of EDPD’s sub-stations contributed with an additional 21 min. and that excluding this impact, EIT would have decreased 34 min. YoY.

Iberian Gas – Capex amounted to €32.5m in the 9M2006, out of which 79% was spent in the expansion of the gas distribution network. The balance is related to the transmission network in Spain, marketing campaigns, new customers meter readings and revamping of facilities from LPG to NG.

Brazil – Energias do Brasil capex in euro terms decreased 30.0% YoY, mostly due to the conclusion of construction works at Peixe Angical hydro plant – €70.1m in the 9M2006 vs. €184.6m in the 9M2005 – which started industrial service in the 3Q2006. A new unit at Mascarenhas hydro plant started operations in October 2006 (50 MW) and until the end of 2006, Energias do Brasil is expecting to bring on stream another 25 MW with the end of the construction of São João hydro plant. In addition the company has already announced the future construction of Santa Fé hydro plant (29 MW), which is expected to start operations in 2009. Out of the €136.6m invested in electricity distribution, €45.6m are related to the mandatory programme of universal connection to all low voltage consumers “Universalização”, in the concession areas of Bandeirante, Escelsa and Enersul.

Cash Flow

Operat. Cash Flow by Business Area (€ m)	9M2006	9M2005	Δ 06/05
IBERIAN MARKET
Generation & Supply	821.9	628.3	30.8%
NEO - Renewable Energy	111.4	42.3	163.7%
Cogeneration	11.0	12.7	-14.0%
Distribution	363.3	320.1	13.5%
Gas	102.2	65.1	57.0%
Brazil	220.9	227.4	-2.9%
Telecoms	13.5	16.8	-19.6%
Hydro Correction Account	(62.6)	(123.9)	49.5%
Other	(58.3)	48.0	—

EDP Group Operating Cash Flow	1,523.2	1,236.7	23.2%

Consolidated Cash Flow ( € m)	9M2006	9M2005
Net Profit	649.7	353.4
Depreciation	733.6	680.8
Compensation of subsidised assets’ depreciation	(76.3)	(65.8)
Concession rights’ amortisation	33.9	29.5
Net provisions	11.0	(4.2)
Interest hydro account	2.7	5.6
Forex differences	(16.1)	(63.2)
Income equity method	(155.2)	(29.0)
Deferred taxes	13.7	(77.1)
Minority interests	56.7	47.9
Other adjustments (1)	(160.1)	216.4
Net financial interest and other financial costs	348.9	213.1

Operat. Cash Flow before Working Capital	1,442.7	1,307.5

Change in operating working capital	143.1	53.1
Hydro correction	(62.6)	(123.9)

Operating Cash Flow	1,523.2	1,236.7

Capex	(900.6)	(845.6)

Net Operating Cash Flow	622.6	391.1

Divestments of fixed assets	611.7	381.8
Net financial investments	(82.2)	(155.1)
Financing of 6.08% of Spanish Tariff Deficit	(153.7)	(165.7)
Tariff Deficit of EDP Distribuição in 2006	(91.5)	—
Net financial interest and other financial costs	(348.9)	(213.1)
Dividends paid	(365.6)	(336.0)
Other non-operating changes	(84.1)	(392.6)

Decrease/(Increase) in Net Debt	108.4	(489.6)

EDP Group’s cash flow in the period enabled a €108.4m reduction in net debt vis-à-vis the YE2005. Such reduction is explained by:

• a 23% increase in operating cash flow to €1,523.2m;

• €576.4m related to the final settlement received in January 2006 from the sale of 14.27% of Galp Energia (80% of €720m), that was divested in the end of 2005;

which was partly offset by:

• the payment of the 2005 annual dividend of €365.6m;

• the financing by HC Energia of 6.08% from the 9M2006 tariff deficit in the Spanish regulated system (€153.7m);

• the €62.6m hydro correction payment made to REN during 9M2006 following a dry period (hydro coefficient of 0.65 in the 9M2006);

• financial investments of €82.2m, of which €58.7m are related to the reinforcement of EDP’s indirect stakes in Portgás and Setgás from 59.6% and 10.1% to 72.0% and 19.8%, respectively;

• the full consolidation of Portgás balance sheet in 2006 vis-à-vis the proportional consolidation (59.6%) as at December 2005.

It is worth mentioning that the acquisition of 50% of Bilbogas ( €35m) and 50% of Gasnalsa ( €45m), and also the divestment of 46% of Telecable ( €54m), were not settled yet.

Note:

(1)	Other adjustments include the reversion of the 2005 €118.0m negative impact that resulted from the mark-to-market of the derivative instrument contracted to hedge the effect of interest rate changes on the NPV calculation of the value of the CMEC. This reversion reflects the positive impact of the recent increases in interest rates.

Financial Debt and Provisions for Social Benefits

Financial Debt Allocation by Business Area (€ m)	9M2006	YE2005
IBERIA
Generation & Supply	2,132.5	2,453.7
NEO - Renewable Energy	1,580.5	1,357.0
Cogeneration	77.2	77.4
Distribution	2,138.2	1,866.0
Gas	(14.5)	121.6
Brazil	1,112.7	1,064.0
Telecoms	343.3	315.7
EDP SA & Adjustments	2,348.3	2,921.8

Sub-Total	9,718.2	10,177.1

OPTEP Derivative (Liability)	315.0	315.0
Fair Value on Hedged Debt	68.5	92.2

Total Financial Debt	10,101.6	10,584.3

Cash and cash equivalents	439.6	861.1
OPTEP Derivative (Asset)	307.2	260.0

EDP Consolidated Net Debt	9,354.8	9,463.2

Regulatory Receivables - Portugal (1)	213.4	70.9
Regulatory Receivables - Spain	362.5	224.3
Regulatory Receivables - Brazil (1)	752.0	861.0

Regulatory Receivables	1,327.9	1,156.2

Nominal Financial Debt by Company (€ m)	9M2006	YE2005
EDP S.A. and EDP Finance BV	7,404.6	7,844.8
EDP Produção	24.9	29.0
EDP Comercial	—	—
NEO Energía	471.7	—
EDP Distribuição	—	—
Portgás	108.8	70.7
HC Energia	162.5	701.8
Energias do Brasil	1,035.6	1,006.6
Oni	337.0	315.7
Other	8.6	44.1

Nominal Financial Debt	9,553.7	10,012.6

Accrued Interests on Debt	164.5	164.5

Nominal Financial Debt + Accrued Interests	9,718.2	10,177.1

Provisions for Social Benefits (€ m)	9M2006	2005
Pensions (2)	1,047.0	1,099.6
Medical Care	748.1	743.6

Total	1,795.1	1,843.2

(1)	Tariff deficits and tariff deviations to be recovered in the following years through tariffs
(2)	Pension include the Provision for the HR Restructuring Program costs of EDP Distribuição, which are being recovered through the tariffs
(3)	Nominal Value

Debt Ratings

	S&P	Moody’s	Fitch

EDP SA & EDP Finance BV	A / Stab / A-1	A2 / Stab / P-1	A / Stab / F1

HC Energia		A3 / Stab / P-2	A -/ Stable / F2

Bandeirante	brA-/Stab	Ba3/A3.br/Stab

Escelsa	BB-/brA-/Stab	Ba3/A3.br/Stab

Enersul	brA/Stab	Ba3/A2.br/Stab

Financial Income/(Expense) and Amortization of Rights and Concessions

Financial Results (€ m)	9M2006	9M2005	Δ 06/05
Income from group&associated cos.	155.2	29.0	435.4%
Investment income	3.5	30.1	-88.3%
Financial Investments Gains/(Losses)	158.7	59.1	168.5%
Net financial interest paid	(311.8)	(273.1)	-14.2%
Net foreign exchange differences	16.1	63.2	-74.6%
Other Financials	114.2	(79.8)	—
Financing Gains/(Losses)	(181.5)	(289.8)	37.4%

Financial results	(22.8)	(230.6)	90.1%

Income from Equity Method (€ m)	9M2006	9M2005	Δ 06/05
REN (30%)	166.9	2.0	8323.0%
Electra (30.6%)	(42.6)	—	—
Edinfor (40%)	(0.9)	(5.9)	83.9%
Portgás (59.6% in 2005)	—	5.7	—
Setgás (19.8%)	0.8	0.1	936.1%
CEM (22%)	10.7	8.6	24.3%
Turbogás (40%)	9.7	9.3	3.4%
DECA II (EEGSA (21%))	6.8	5.8	17.7%
HC’s subsidiaries	1.1	1.9	-41.4%
NEO’s subsidiaries	2.3	—	—
Other	0.4	1.5	-72.0%

Total	155.2	29.0	435.4%

Amort. of rights&concession and impairments (€ m)	9M2006	9M2005	Δ 06/05
EBE	6.2	6.7	-7.0%
IVEN (Escelsa/Enersul)	17.1	17.1	0.2%
EDP LAJEADO (Investco)	2.3	—	—
Comunitel	—	3.3	—
Oni	2.5	2.5	0.0%
Affinis	5.7	—	—

Total	33.9	29.5	14.9%

Financial Results improvement in the 9M2006 reflect:

• A €126.2m increase in “Income from group and associated companies” mostly due to: i) the equity contribution of 30% of REN, which reflects both the recovery in the 9M2006 of previous year’s tariff differences and the capital gain on the disposal of its 18.3% stake in Galp; ii) the provisioning of EDP’s financial stake in Electra (Cape Verde), related to guarantees granted by EDP on 60% of that company’s bank financing; iii) the improvement of Edinfor’s results (a net loss of €14.8m in the 9M2005 vs. a net loss of €2.4m in the 9M2006). In addition, in the 9M2006, we fully consolidated Portgás (EDP currently owns 72% of Portgás).

• “Net financial interests paid” increased 14.2% YoY on the back of a 24 b.p. increase in EDP Group’s average cost of debt (4.4% in the 9M2006 vs. 4.2% in the 9M2005) due to higher market interest rates and an 8.1% increase in the average level of debt in 9M2006 vs. 9M2005.

• The Brazilian Real appreciation against the US Dollar in the 9M2006 (8%) was weaker than in the 9M2005 (19%). The impact on the dollar denominated debt in Brazil of such currency performance drove “Net foreign exchange differences” down €47.1m.

• The “Other” financial gains and losses in the 9M2006 essentially relate to the fair value of derivatives: i) due to the increase in interest rates, the €118.0m negative impact of the mark-to-market recorded at YE2005, related to the fair value of a derivative contracted by EDP to hedge the effect of interest rate changes on the NPV calculation of the value of CMECs, was fully reverted in the 1H2006 - additionally, we registered a €30m capital gain in the 2Q2006 with this derivative following the increase in interest rates over the life period of this financial instrument; ii) the fair value of other derivatives amounted to an additional +€19.4m in the 9M2006 vs. 9M2005.

• “Amortization of rights and concession” includes a €5.7m cost related to an impairment at Affinis goodwill.

(1)	Net Forex Differences in chart were adjusted for hedge instruments accounted in “Other Financials”

Business Areas

Iberian Market Electricity System

Energy Balance (GWh)	Portugal			Spain
	9M2006	9M2005	Δ 06/05	9M2006	9M2005	Δ 06/05
Hydroelectric	5,562	3,139	77.2%	15,776	15,697	0.5%
Nuclear	—	—	—	44,330	41,461	6.9%
Coal	10,742	10,741	0.0%	51,644	57,197	-9.7%
CCGT	8,414	8,386	0.3%	49,852	36,215	37.7%
Fuel/Gas/Diesel	1,603	4,332	-63.0%	4,967	8,273	-40.0%
Own consumption	—	—	—	(6,575)	(6,727)	2.3%
(-)Pumping	(489)	(395)	-23.8%	(3,873)	(4,869)	20.5%

Conventional Regime	25,833	26,204	-1.4%	156,122	147,247	6.0%

Special Regime	5,962	4,544	31.2%	36,665	36,754	-0.2%

Import / (Export) net	4,872	4,742	2.7%	(2,557)	429	—

Gross demand	36,667	35,490	3.3%	190,229	184,429	3.1%

Transmission losses and other	(513)	(526)	2.5%	(2,166)	(2,244)	3.4%

Energy delivered to System	36,153	34,963	3.4%	188,063	182,185	3.2%

IBERIAN MARKET

• Electricity gross demand in the Iberian market posted a 3.2% increase in the 9M2006, with electricity demand in Portugal increasing 3.3% and in Spain 3.1%. Alongside with a steady electricity consumption growth, the Iberian market was characterized by some recovery of the hydro production levels, still bellow historical average, and an increase in wholesale prices following higher marginal electricity generation costs and an increase of thermal output in Spain.

• Regulation in Portugal and Spain grants Special Regime Producers’ dispatch priority over all other technologies. In 9M2006, SRPs in Iberia represented 19% of gross demand. In Portugal, special regime generation went up by 31% mainly due to a 67% increase in wind farms installed capacity to 1,536 MW. In Spain, special regime generation remained stable, with the installed capacity of wind farms increasing 17% to 10,955 MW.

• Regarding conventional regime in Portugal, thermal generation presented a decline vs. 9M2005, as a result of the abovementioned increase in SRP’s output and hydroelectric generation, following better hydrological conditions. In Spain, CCGTs output increased 37.7% YoY, following an increase of installed capacity, while electricity output from coal power plants went down by 9.7%.

• In 9M2006, CO2 emissions in the Iberian market should have surpassed the amount of free emission allowances granted (2006: 39.0m tons CO2 in Portugal and 174.6m tons CO2 in Spain, including allowances reserved for new entrants), which together with the CO2 rights deficit accumulated in 2005 and the higher average prices of CO2 allowances, specially in the beginning of 2006, influenced a lower utilisation level of the less efficient coal power plants. Nevertheless, CO2 prices in 2006 decreased from €22/ton in the beginning of the year to €13/ton at September.

EDP (for outputs see Annex)

• In the 9M2006, the output of EDP’s conventional power plants in Iberia decreased 0.9%. The output of the power plants with PPAs decreased 1.9% following a lower utilization of the thermal power plants, as a result of the strong rise of the system SRP’s output and the hike in international fuel prices, which was partly compensated by the higher utilization of EDP’s hydro plants following improved hydrological conditions. In the liberalised market EDP remained stable at the 14.85 TWh, since the start-up of the Unit III of Ribatejo CCGT in 4Q2005 was offset by the lower availability of EDP’s power plants in Spain in 9M2006, following the programmed stoppages in Castejón CCGT (6 weeks) in 1Q06, Aboño 2 (7 weeks) in 2Q06 and Trillo (4 weeks) in 2Q06.

Iberian Generation and Supply

Financial Highlights (€ m)	9M2006	9M2005	Δ 06/05
Gross Profit	1,089.7	999.2	9.1%
PPAs	703.9	703.0	0.1%
Liberalised Generation & Supply	368.6	278.3	32.4%

Operating Costs	265.8	227.9	16.6%
EBITDA	824.0	771.2	6.8%
EBIT	600.9	553.8	8.5%

Operating Highlights	9M2006	9M2005	Δ 06/05
Installed Capacity (MW)	11,075	10,684	3.7%
Electricity Generation (GWh)	28,961	29,238	-0.9%
Electricity Supply (Liberalised Clients) (GWh)	8,784	8,607	2.1%
Number of Clients (th)	69.5	13.0	5.3	x

EDP’s Generation and Supply scheme in Iberia

GENERATION CONTRACTED UNDER THE PPA REGIME IN PORTUGAL

65% of EDP’s Iberian capacity is bounded to the PPA’s low risk profile, providing stability on cash-flows. PPA contracts secure a remuneration based on availability rather than on output, providing a ROA of 8.5% real pre-tax and the pass-through of fuel and CO2 emission costs.

LIBERALISED GENERATION IN PORTUGAL AND SPAIN

Integrated management of the gross profit risk in generation and supply, taking into account generation costs and market demand. Selling energy to wholesale and liberalised retail markets.

Liberalised Market GWh 9M2006

Iberian Generation: PPAs Gross Profit

Gross Profit (€ m)	9M2006	9M2005	Δ 06/05
PPA Capacity Charge	698.3	682.6	2.3%
PPA Energy Charge	259.9	390.7	-33.5%
Steam (Barreiro) & Ashes	5.5	4.6	19.0%

(-) Direct Costs	259.8	374.8	-30.7%

Gross Profit	703.9	703.0	0.1%

Electricity Generation (GWh)	9M2006	9M2005	Δ 06/05
Hydroelectric	5,231	2,991	74.9%

Thermal	8,885	11,392	-22.0%
Sines	7,282	7,060	3.1%
Setúbal	1,235	3,000	-58.8%
Carregado	243	1,135	-78.6%
Barreiro	125	180	-30.6%
Tunes & Tapada do Outeiro	0	17	-97.4%

Total Generation	14,116	14,383	-1.9%

• In 9M2006, PPAs continue to allow the stability and reliability of wholesale electricity tariffs to the Portuguese electricity system.

• Given that 65% of EDP’s installed capacity in Iberia operates under long-term Power Purchase Agreements (PPAs), the company’s gross profit is largely sheltered from generation output swings and fuel costs hikes.

• Gross profit from plants with PPAs increased 0.1% given the stable return profile of the PPA Capacity Charge and the pass-through of fuel costs via the PPA Energy Charge. According to the PPA contracts, CO2 emissions and permits for the bounded power stations are managed by REN, the counterpart of our PPAs, thus do not impact EDP’s gross profit. The increase in the PPA Capacity Charge in the period (+2.3%) reflects inflation, the entry into service of Frades (hydro 192MW, which has a PPA contract until 2027) in August 2005 and higher availability factors in the period (km: 1.050 in 9M2006 vs. 1.046 in 9M2005).

• The fuel procurement margin (energy charge minus fuel costs) dropped from €22.0m in 9M2005 to €5.4m in 9M2006 mainly as a result of the negative spreads in 9M2006 between EDP’s fuel-oil acquisition cost and the international fuel-oil prices’ indices, which was partly compensated by an increase of the spreads between coal acquisition cost and international coal prices’ indices (used as benchmarks to calculate the PPA Energy Charge).

• In 9M2006, EDP continued the works with the LCPD investment at Sines coal power plant (total amount of €200m to be concluded in 2008, of which €31m already done). It is important to highlight that this investment will be remunerated in accordance with the PPA contract which provides a ROA of 8.5% real pre-tax.

Km =	12 months average verified available capacity / 12 months average contracted available capacity

Direct Activity Costs (€ m)	9M2006	9M2005	Δ 06/05
Coal	135.4	155.1	-12.7%
Fuel oil	110.0	203.7	-46.0%
Natural Gas	9.1	7.8	15.7%
Gas Oil	0.1	2.1	-95.4%
Electricity Autoconsumption & Materials	5.2	6.1	-14.6%

Direct Activity Costs	259.8	374.8	-30.7%

(1)	Load Factor: number of equivalent hours to the output of a power plant relative to the total number of hours in the period

Iberian Generation: Liberalised Generation Gross Profit

Electricity Generation (GWh)	9M2006	9M2005	Δ 06/05
Portugal	5,021	3,553	41.3%
CCGT	4,788	3,463	38.2%
Hydroelectric	233	90	158.8%

Spain	9,824	11,302	-13.1%
Hydroelectric	589	654	-9.9%
Nuclear	851	913	-6.9%
Coal	7,270	8,237	-11.7%
CCGT	1,247	1,631	-23.6%
(-) Pumping	(132)	(133)	0.7%

Total Generation	14,845	14,855	-0.1%

Selling Price and Fuel Costs	9M2006	9M2005	Δ 06/05
Avg. Selling Price (€ / MWh)
Portugal	57.3	43.6	31.3%
Spain	55.4	58.6	-5.5%

Avg. Fuel Cost (€ / MWh) (1)
Portugal	40.1	36.4	10.2%
Spain	22.7	22.2	1.8%
________
(1) average fuel costs do not include hydro power plants

Gross Profit (€ m)	9M2006	9M2005	Δ 06/05
Portugal	107.2	(14.4)	—
Spain	337.8	406.4	-16.9%

Gross Profit	445.0	392.0	13.5%

(1)	Load Factor: number of equivalent hours to the output of a power plant relative to the total number of hours in the period

Output: EDP’s output in the Iberian liberalised market was stable vis-à-vis 9M2005. In Portugal, electricity generation increased 41.3% following: i) the start up of Unit III of Ribatejo CCGT in 4Q2005 and the stoppages in unit I and II in 3Q2005; and ii) the better hydrological conditions in the period. In Spain, the 13.1% reduction is explained by a lower availability of EDP’s power plants in Spain, following mainly the programmed stoppage in Aboño 2 (536MW) during 7 weeks, in 2Q2006, for the triennial maintenance works and LCPD investments, and the programmed stoppages in Castejón CCGT (6 weeks) in 1Q2006 and Trillo (4 weeks) in 2Q2006.

Gross Profit: In Portugal, gross profit reached €107.2m as a result of: i) an upward revision of the selling price contracted with EDP Comercial (liberalised supply); and ii) the swing from a short-position in generation-supply on the 9M2005 to a long-position on the 9M2006, which enabled the trading activity to manage the electricity needs of the supply activity with own generation, having lower electricity purchases in the Spanish market, which where being made at a higher price than the one contracted with EDP Comercial. In Spain, the 16.9% decrease is explained by: i) the lower generation output (-€56m); and ii) the decrease of the average selling price (-€32m) – in the 9M2006 the generation in Spain changed its accounting regarding the electricity sold through bilateral contracts (67%), reflecting the contracted price in revenues instead of the pool price (however this reduction in generation gross margin had the opposite effect on the supply activity); which was partly compensated by lower costs related with CO2 emissions (€3m revenue in the 9M2006 vs €23m cost in the 9M2005).

Fuel Costs: In Portugal, the average natural gas cost per MWh increased 10.2%, as a result of the hike in the price of Brent, to which the natural gas contracts of Ribatejo CCGT are indexed. In Spain, average fuel costs per MWh increased 1.8% vs. the 9M2005, mainly as a result of a strong increase in the average natural gas price, while average fuel costs of coal power plants fell by 5%.

CO2 Emissions: In Portugal, CO2 emissions amounted to 2.1m tons and were 0.4m tons bellow the emissions free allowances attributable in the period, resulting in a positive impact of €9.2m in 9M2006 gross profit. In Spain, CO2 emissions amounted to €8.8m tons and were 0.5m tons above the emissions free allowances attributable in the period. In the 9M2006 were purchased 0.9m tons of CO2 emission allowances, at an average price of €15/ton, to face the accumulated shortfall until 9M2006 (1.4m tons from 2005 and 0.5m tons from 9M2006). This had a negative impact of €13m in the gross profit. Additionally, the provision related to the insufficiency of CO2 allowances for 2005, was also updated in order to reflect the current market prices for CO2 (€13/ton in Set-06 vs. €21/ton in Dec-05) and the purchase of CO2 allowances (0.4m tons) to face the 2005 shortfall. This had a positive impact of €16m in gross margin.

Iberian Generation

Income Statement (€ m)	Portugal				Spain
	9M2006	9M2005	Δ 06/05		9M2006	9M2005	Δ 06/05
Operating Revenues	1,432.5	1,352.5	5.9%		578.1	708.6	-18.4%

Direct Activity Costs	604.2	646.1	-6.5%		240.3	302.2	-20.5%

Gross Profit	828.3	706.4	17.3%		337.8	406.4	-16.9%
Gross Profit/Revenues	57.8%	52.2%	5.6	pp	58.4%	57.4%	1.1	pp

Supplies and services	62.2	61.8	0.7%		30.9	28.2	9.6%
Personnel costs	62.4	63.3	-1.4%		21.9	21.1	3.7%
Costs with social benefits	11.2	15.2	-26.4%		1.0	1.0	3.1%
Generation centre rentals	2.8	2.7	2.7%		—	—	—
Other operating costs / (revenues)	(1.6)	(1.4)	-15.5%		47.0	8.2	—
Operating Costs	137.0	141.6	-3.3%		100.8	58.4	72.5%

EBITDA	691.3	564.8	22.4%		237.0	348.0	-31.9%
EBITDA / Revenues	48.3%	41.8%	6.5	pp	41.0%	49.1%	-8.1	pp

Depreciation and amortization	157.6	145.9	8.0%		62.9	68.2	-7.8%
Comp. of subsidised assets’ depr.	(2.7)	(3.0)	8.8%		-0.1	-0.1	2.9%

EBIT	536.4	421.9	27.1%		174.2	279.8	-37.8%
EBIT / Revenues	37.4%	31.2%	6.3	pp	30.1%	39.5%	-9.4	pp

Number of Employees	9M2006	9M2005	Δ 06/05
Employes
Portugal	1,681	1,701	-20
Spain	592	604	-12

MW / Employee
Portugal	5.2	4.9	6.0%
Spain	4.2	4.1	2.0%

PORTUGAL

• EBITDA was up 22.4% mostly due to the increase in gross profit, as previously explained. Operating costs went down 1.8% as explained below.

• Supplies and services increased 0.7% mostly as a result of higher operating and maintenance costs associated with the increased installed capacity (+392MW Unit III Ribatejo CCGT and +192MW Frades Hydro Power Station, which has a PPA contract until 2027).

• Personnel costs decreased 1.4% in the 9M2006, and costs with social benefits decreased 26.4% due to a decrease in pension premiums following the assumptions in the 2006 actuarial study.

SPAIN

• In the 9M2006, EBITDA fell 32% affected by the recognition of the price contracted in the bilateral contracts, instead of the pool price (with an opposite effect on the supply activity), and also by the impact of the application of the RD 3/2006.

• RD 3/2006: The Spanish Government, aiming for a reduction of the tariff deficit for 2006, approved in February 24, 2006, the Royal Decree-Law 3/2006, which modifies the settlement mechanism of the energy sold by generators and purchased by distributors in the pool by the same company, and reconsiders the value of the CO2 emission allowances granted free of charge to the generation companies. In light of HC’s interpretation of the current legislation, the total tariff deficit estimated for the period amounts to €2.5bn, of which HC Energia has to finance 6.08% (€154m). This was not deducted from revenues considering that the current legislation assures its recovery. Regarding CO2 allowances, EDP booked a €22m provision to cover the potential withdrawal of the CO2 emission allowances granted free of charge for the periods of January and February 2006 (1.5m tons). As from March 3, 2006, according to the interpretation done on the RD 3/2006, only the CO2 emission allowances, which respect to electricity sold in the Spanish pool and not through bilateral contracts, should be deducted from generation revenues. This had a negative impact of €24m in the period between March and September 2006, corresponding to 1.3m tons of CO2 emissions. Since March 2006, HC is selling most of its generation through bilateral contracts to the supply business or through regulated bilateral contracts with the distribution activity.

Iberian Supply

Income Statement (€ m)	Portugal				Spain
	9M2006	9M2005	Δ 06/05		9M2006	9M2005	Δ 06/05
Operating Revenues	247.5	385.0	-35.7%		424.3	235.4	80.3%

Direct Activity Costs	280.4	412.4	-32.0%		467.7	321.6	45.4%

Gross Profit	(33.0)	(27.4)	-20.2%		(43.5)	(86.2)	49.6%
Gross Profit/Revenues	-13.3%	-7.1%	-6.2	pp	-10.2%	-36.6%	26.4	pp

Supplies and services	9.0	8.6	4.6%		19.6	17.6	11.3%
Personnel costs	4.3	2.1	105.0%		4.0	4.5	-10.2%
Costs with social benefits	0.3	0.3	-8.1%		0.1	0.1	-8.5%
Generation centre rentals	0.0	0.0	-16.8%		—		—
Other operating costs / (revenues)	8.3	0.3	—		(17.8)	-5.7	—
Operating Costs	21.9	11.3	93.2%		6.0	16.5	-64.0%

EBITDA	(54.9)	(38.8)	-41.6%		(49.4)	(102.8)	51.9%
EBITDA / Revenues	-22.2%	-10.1%	-12.1	pp	-11.6%	-43.7%	32.0	pp

Depreciation and amortization	3.6	3.3	8.7%		1.8	3.2	-42.7%
Comp. of subsidised assets’ depr.	—	—	—		—	—	—

EBIT	(58.4)	(42.0)	-39.0%		(51.2)	(105.9)	51.6%
EBIT / Revenues	-23.6%	-10.9%	-12.7	pp	-12.1%	-45.0%	32.9	pp

Number of Employees	9M2006	9M2005	Δ 06/05
Employes
Portugal	90	77	+13
Spain	92	109	-17

Electricity Sales to Liberalised Clients	9M2006	9M2005	06/05
Electricity Supplied (GWh)	8,784	8,607	2.1%
Portugal	3,521	4,566	-22.9%
Spain	5,263	4,041	30.2%

Market Share	12%	11%	2	p.p.
Portugal	60%	66%	-5	p.p.
Spain	8%	5%	3	p.p.

Number of Clients (th)	69.5	13.0	5.3	x
Portugal	7.9	9.4	-15.7%
Spain	61.6	3.6	17.0	x

Supply net selling price (€/ MWh)
Portugal	42	37	13.3%
Spain	49	42	14.9%

PORTUGAL

• EDP has been revising supply contracts pricing conditions upon maturity given the highly competitive regulated tariffs. This resulted in some client switching to the regulated tariff system. Such switching was also followed by the clients of EDP’s competitors.

• The increase in the supply net selling price (after TPA tariffs) (+13.3%) contributed +€16.6m to gross profit and follows the upward revision of the commercial conditions of client’s contracts upon maturity and the capture of new clients with better price conditions.

• Electricity purchases are done through a fixed price contract established with EDP’s energy management unit. The reference price for this contract was reviewed in 4Q2005 to reflect updated expectations regarding electricity wholesale prices. This upward revision of the electricity cost accounts for €47.2m in gross profit drop in 9M2006.

• Other operating costs/(revenues) in the 9M2006 include: i) costs with consumption deviation (-€5.4m); ii) provisions for bad debtors (-€5.0m); and iii) the utilization of provisions to cover margin losses (+€2.1m) associated with onerous contracts.

• As from September 2006, the Portuguese system was fully liberalised, which means that since that date the low voltage clients can choose their liberalised supplier. EDP was the only electricity operator to offer a product to low voltage clients (5D), reaching by the end of the 3Q2006 2,141 low voltage clients.

SPAIN

• The strong increase of volumes sold in the Spanish liberalised market, is a result of: i) the 1,500 GWh awarded to HC Energia in the 2006 RENFE’s public tender for electricity supply (out of 2,287 GWh); and ii) the launch of a marketing campaign in the beginning of 2006 to promote a dual-fuel offer and an enhanced service proposition to residential clients.

• The €43m improvement in the gross profit of the Spanish supply activity is explained by: i) a lower purchase cost – note that in the 9M2006 the supply activity in Spain change its accounting regarding the electricity purchased through bilateral contracts, reflecting the contracted price in costs instead of the pool price; and ii) a 15% increase of the average net selling price (after TPA tariffs) following the revision of the commercial conditions of all existing contracts upon maturity and the capture of new clients with higher pricing conditions.

• The other operating costs (or revenues) line is explained by the fact that in 9M2006 HC reverted €10m from a provision to cover margin losses in the supply activity.

Renewable Energies: NEO Energía

Financial Highlights (€ m)	9M2006	9M2005	Δ 06/05
Gross Profit	144.1	67.1	114.8%
Operating Costs	39.0	22.6	72.5%
EBITDA	105.1	44.5	136.3%
EBIT	52.2	23.1	125.7%

• NEO is EDP Group’s division for renewable energies, holding the assets of Enernova (wind farms in Portugal – 100% owned by NEO), Genesa (renewable energies in Spain – 80% owned by NEO and 20% owned by Caja Madrid) and Desa (wind farms in Spain - acquired in Dec05 and 100% owned by NEO).

• EDP has been investing substantially in renewable energies. In 2005, EDP acquired: i) wind farms from Tecneira, in Portugal - with 50 MW in operation and close to 70 MW in the pipeline until 2007; ii) the Ortiga and Safra/Coentral wind farms, in Portugal - Ortiga (12 MW) started operations in Jun 2006 and another 42 MW are in the pipeline until 2007; iii) Desa, in Spain - with 274 MW (1) in operation and close to 1,190 MW in the pipeline until 2010; iv) Ider in Spain with 114 MW under development and to start operations until 2007 and v) Weom in France with 30 MW under development, which are expected to enter into operation until the end of 2007.

• On October, EDP reinforced the visibility of its wind generation pipeline, as the consortium Eólicas de Portugal, in which EDP has a 40% stake, won the Portuguese tender for the construction of some 1,200 MW of wind capacity (expected to come on stream between 2009 and 2012).

• As of September 2006, NEO had a total gross installed wind capacity of 1,237 MW. An additional 422 MW are currently under construction, out of which 217 MW are expected to enter into operation until the end of 2006 – 63 in Portugal, 135 MW in Spain and 20 MW in France – reaching 1,454MW by the end of 2006, fully in line with the targets previously announced.

• Gross profit & EBITDA benefited from the acquisitions (Desa – 224 MW and wind farms from Tecneira – 50 MW), organic growth both in Portugal (66 MW) and Spain (191 MW) and from higher wind energy prices.

(1)	Gross Installed Capacity

Renewable Energies: NEO Energía

Income Statement (€ m)	9M2006	9M2005	Δ 06/05
Operating Revenues	183.3	90.7	102.1%

Direct Activity Costs	39.2	23.6	66.1%

Gross Profit	144.1	67.1	114.8%
Gross Profit/Revenues	78.6%	74.0%	4.6	pp
	4.015
Supplies and services	22.6	15.6	45.1%
Personnel costs	8.2	4.2	95.5%
Generation centre rentals	—	0.4	—
Other operating costs / (revenues)	8.2	2.4	—
Operating Costs	39.0	22.6	72.5%

EBITDA	105.1	44.5	136.3%
EBITDA / Revenues	57.3%	49.1%	8.3	pp

Depreciation and amortization	53.9	21.5	150.2%
Compensation of subsidised assets’ depreciation	(0.9)	(0.2)	-472.2%

EBIT	52.2	23.1	125.7%
EBIT / Revenues	28.5%	25.5%	3.0	pp

Number of Employees	9M2006	9M2005	Δ 06/05
Portugal	21	15	+ 6
Spain	200	124	+ 76
NEO Holding	18	—	+ 18

Total	239	139	+ 100

• By the end of September 2006, NEO’s consolidated installed capacity in Iberia totalled 1,028 MW, out of which 943 MW of wind – 261 MW in Portugal and 681 in Spain. In Portugal, last year’s acquisition from Tecneira (50 MW in operation), the re-powering of Pena Suar (6 MW – Dec05) wind farm, and the entry into service of Ortiga (12 MW – Jun06), Abogalheira (3 MW – Sep06), Serra d’el Rei (22 MW – Sep06), Sobral (8MW – Sep06), Arruda 1 (6 MW – Sep06) and Pó (9MW – Sep06) wind farms, allowed NEO to increase its installed capacity by 116 MW YoY. In Spain, wind installed capacity increased 415 MW on the back of last year’s acquisition of Desa (224 MW in operation) and the entry into operation of Boquerón (22 MW – Jan06), Belchite (50 MW - Jan06), La Brújula (73 MW – Jun06), Loma de Los Aviadores (6 MW – Ago06) and Ponte Rebordelo (40 MW – Sep06) wind farms.

• NEO’s electricity emissions from renewable sources in Iberia totalled 1,573 GWh in the 9M2006, up 79.6% YoY, on the back of the additional capacity that was brought on stream, but also as a result of an increase in the number of equivalent service hours at our Iberian wind farms to 1,632 hours in the 9M2006 from 1,527 hours in the 9M2005 (load factor up to 25% from 23%). In Portugal, under the existing framework, a decrease in load factors does not reflect in lower tariffs, as these only decrease with higher load factors and solely for wind farms licensed before Feb06. This lowers the return sensitivity of Portuguese wind farms to load factors when compared to Spanish wind farms, for which higher load factors directly translate in higher returns.

• Gross profit more than doubled benefiting from the increase in both installed capacity and load factors as well as from the higher average selling prices of the energy produced by our Iberian wind farms. In the 9M2006, the energy produced by our Portuguese and Spanish wind farms was sold at an average of €95/MWh and 93/MWh respectively, which compares with average prices of €92/MWh and €73/MWh, respectively in the 9M2005.

Consolidated Installed Capacity (MW)	9M2006	9M2005	Δ 06/05
Wind	943	412	+531
o/w in Portugal	261	145	+116
o/w in Spain	681	266	+415
Biomass	4	7	-3
Waste	79	69	+9
Small Hydro	3	3	—

Total	1,028	491	+537

Electricity Generation (GWh)	9M2006	9M2005	Δ 06/05
Wind in Portugal	312	227	37.3%
Wind in Spain	989	357	176.9%
Biomass	7	14	-51.7%
Waste	265	273	-3.2%
Small Hydro	1	5	-68.0%

Total	1,573	876	79.6%

Gross Profit (€ m)	9M2006	9M2005	Δ 06/05
Wind in Portugal	31.8	20.9	52.1%
Wind in Spain	96.6	27.5	—
Waste & Biomass	12.7	15.2	-16.6%
Small Hydro	0.11	0.31	—
Others & Consolidation Adjustments	3.0	3.2	-5.8%

Total	144.1	67.1	114.8%

• Supplies & Services increased €7.0m YoY, reflecting: i) an additional €3.9m from the first time consolidation of Desa in 2006; and ii) a €2.7m increase in O&M costs (S&S) with the maintenance of existing wind farms. Personnel costs increased €4.0m YoY due to both salary increases and an increase in the number of employees (76 employees from the acquisition of Desa).

• All in all, EBITDA improved from €44.5m in the 9M2005 to €105.1m in the 9M2006, which represents a 57.3% EBITDA margin, up 8.3 p.p. YoY. In the 9M2006, excluding Small Hydro and Waste & Biomass businesses, which presented EBITDA margins of 46.0% and 13.4%, respectively, EBITDA from wind energy in Portugal and Spain reached €24.8m and €81.8m, respectively (or 83.1% and 80.7% in terms of revenues).

• Depreciations rose from €21.5m in the 9M2005 to €53.9m in the 9M2006 mostly due to the previously mentioned increase in NEO’s installed capacity.

Load Factor: number of equivalent hours to the output of a wind farm relative to the total number of hours in the period, considering the date on entry into industrial service of each wind farm

Distribution in Iberia

Financial Highlights (€ m)	9M2006	9M2005	Δ 06/05
Gross Profit	989.8	942.0	5.1%
Operating Costs	583.0	592.2	-1.6%
EBITDA	406.8	349.8	16.3%
EBIT	199.3	137.3	45.2%

• EDP Group’s Distribution activity in Iberia comprises EDP Distribuição, the Group’s subsidiary for electricity distribution and supply to the regulated system in Portugal, and HC Energía’s distribution company in the Spanish electricity market.

• In the 9M2006, EDP Group distribution companies supplied electricity to some 6.5 million clients in the Iberian regulated system.

• Gross profit from EDP Group’s distribution activity in Iberia increased 5.1% YoY:

(a) in Portugal, allowed revenues increased 10% YoY while electricity gross profit increased 4.2%, reflecting into a €126.9m tariff difference to recover (compared with €70.7m in the 9M2005) – out of that tariff difference, €73.9m result from higher costs with energy purchases while the balance is mostly explained by the transfer of MV/SLV clients from the liberalised market back to the regulated tariff (for further detail, see page 23).

(b) in Spain, gross profit reflects: i) a €2.1m increase in the electricity regulated revenues; and ii) a €14.7m positive impact from deviations on the cost of electricity purchased, as the average purchase cost of our distribution company in Spain was lower than that of the distribution companies in the system, which is the one recognized for regulatory liquidations. Since June 2006, volumes being traded in secondary markets, at higher prices than the daily market increased significantly, thus creating costs deviations among the distribution companies, due to their bidding strategies.

• In Portugal: i) in 2005, the unanticipated rise in fuel costs and special regime generation volumes led to a significant increase in the system’s costs; and ii) in 2006, ERSE decided to review the allocation criteria, among electricity clients, of the burden resulting from higher production costs with renewable energies. These two events, along with the fact that 2006 increases in LV clients’ tariffs were limited to inflation, created a tariff deficit of €399m, of which approximately €125 million was attributed to EDPD. Nevertheless, and due to the Government’s recognition of the right to receive this tariff deficit in a period that might range between 3 to 10 years, EDPD booked in its 9M2006 electricity revenues about 3/4 this tariff deficit (€91m) and accounted it as an asset. We are expecting the Portuguese Government to release the legal support that will define the conditions upon which EDPD will be able to recover this tariff deficit. If such legal support is not released until the end of the year, EDP will have to revert from its accounts the recognition of the right to receive this tariff deficit.

• On October 16th, 2006, ERSE proposed a 12.4% average increase for electricity tariffs in Portugal next year, along with the recovery of the 2006 tariff deficit in three years time. However, the Portuguese Government showed publicly its intention to limit 2007 average tariff increase to 6%, namely through the extension of the 2006 tariff deficit recovery period from 3 to 10 years. ERSE proposal is currently being discussed by the Tariff Council and ERSE should come out with a final decision until December 15th.

Distribution in Portugal

Electricity Consumers (thousand)	9M2006	9M2005	Δ 06/05
Regulated	5,954.6	5,871.7	82.9
Non-regulated	11.4	12.9	-1.5

Total Electricity Consumers	5,965.9	5,884.6	81.3

Electricity Distributed (GWh)	9M2006	9M2005	Δ 06/05
Very High Voltage	1,051	959	9.6%
High Voltage	4,081	3,867	5.5%
Medium Voltage	10,657	10,112	5.4%
Low Voltage	17,998	17,330	3.9%

Electricity Distributed	33,787	32,268	4.7%
o/w Third-Party Access	5,826	6,968	-16.4%

Electricity Sales & Gross Profit (€ m)	9M2006	9M2005	Δ 06/05
Electricity Revenues	3,157.1	2,775.7	13.7%

Electricity Purchases	2,283.3	1,937.0	17.9%

Electricity Gross Profit	873.8	838.7	4.2%

Total Allowed Revenues	1,000.8	909.4	10.0%

Tariff Difference to Recover/(Return)	126.9	70.7	—

• In the 9M2006, electricity distributed increased 4.7% YoY, to 33.8 TWh. HV and MV segments benefited from the co-generators’ consumption from the regulated system (+1.1 p.p.) as they opted to sell to the system all the energy they produced at special regime’s prices, thus benefiting from the tariff differential between the two regimes. Excluding the impact from co-generators’ consumption as well as the temperature (-0.1 p.p.) and working days (+0.1 p.p.) effects, consumption would have increased 3.6%.

• The number of clients purchasing electricity in the liberalised market decreased 11.8% YoY, reflecting the transfer of some MV and SLV clients back to the regulated tariff, following an increase of electricity prices in the liberalised market for these voltage levels. As a result, electricity sales in the liberalised market decreased 16.4% YoY, to 5.8 TWh in the 9M2006.

• EDPD’s allowed revenues increased 10% YoY:

a) The Use of the Distribution Grid (UDGr) revenues increased 6.4% on the back of higher electricity-flow into EDPD’s network. Note that during the 2006 Tariff Review, ERSE changed the calculation formula of the UDGr activity allowed revenues by introducing a fixed component (€302m in the 9M2006), independent of electricity distributed volumes, thus reducing EDPD’s risk exposure to deviations of electricity demand in Portugal.

Regulated Revenues (€ m)	9M2006	9M2005	Δ 06/05
Fixed component of the UDGr: HV and MV (€ m)	102.3	—	—
Unit revenue for the UDGr: HV and MV (€ / MWh)	5.6	8.3	-32.3%
Electricity delivered to BES/NBES: HV and MV (GWh)	33,893	32,421	4.5%
Fixed component of the UDGr: LV (€ m)	199.7	—	—
Unit revenue for the UDGr: LV (€ / MWh)	13.6	24.5	-44.4%
Electricity delivered to BES/NBES: LV (GWh)	17,998	17,330	3.9%
UDGr allowed revenues	736.6	692.2	6.4%

Average assets of the NS activity (net of amortisations)	246.2	277.7	-11.3%
Annual Return on average assets of NS activity (%)	8.0	8.5	-5.9%
Assets’ amortisation of NS activity	32.6	35.7	-8.8%
Annual structural comercial costs of NS activity	53.3	43.9	21.3%
Network Supply allowed revenues	100.7	97.4	3.4%

Average assets of SPS activity (net of amortisations)	15.9	49.0	-67.5%
Annual Return on average assets of SPS activity (%)	8.0	8.5	-5.9%
Assets’ amortisation of SPS activity	1.6	4.9	-67.8%
Annual structural comercial costs of SPS activity	50.4	50.7	-0.5%
Supply in Public System allowed revenues	52.9	58.7	-9.8%

t-2 tariff adjust. for UDGr, SPS and NS	27.5	12.2	125.2%
t-1 & t-2 tariff adjust. for Energy Aquisition activity	64.9	20.7	213.7%
HR Restructuring Costs Recovery	18.1	28.3	-36.1%

Total Allowed Revenues	1,000.8	909.4	10.0%

b) Allowed revenues for the Network Supply (NS) and the Supply in the Public System (SPS) activities reflect: i) a 50bp decrease in the regulated rate of return for these activities and ii) a lower regulated asset base, which followed the transfer of some assets to EDP Soluções Comerciais, a company created in 2005 to manage the commercial systems, to supply commercial services to EDPD and EDPC, and to allow the capture of synergies within the supply activities as well as a tight control over commercial costs in an increasingly liberalised environment. ERSE accepted as part of EDPD’s controllable costs the remuneration and depreciation of such assets, which reflected into a 9.7% increase in structural commercial costs for the NS and SPS activities.

c) Allowed Revenues for the 9M2006 also include €92.4m related to the recovery of previous years’ costs and €18.1m from the recovery of costs incurred within the scope of the EDPD’s Human Resources Restructuring Programme (HRRP).

• Costs with electricity purchases rose 17.9% year-on-year as a result of: i) a 3.4% increase in electricity delivered to the distribution grid; ii) an increase in energy acquisition from Special Regime Producers; iii) higher average fuel costs and iv) an increase in the average Global Use of the System tariff.

Distribution in Portugal

Income Statement (€ m)	9M2006	9M2005	Δ 06/05
Operating Revenues	3,177.0	2,799.0	13.5%

Direct Activity Costs	2,294.4	1,947.5	17.8%

Gross Profit	882.6	851.5	3.7%
Gross Profit/Revenues	27.8%	30.4%	-2.6	pp

Supplies and services	177.3	185.0	-4.2%
Personnel costs	136.9	141.4	-3.2%
Costs with social benefits	44.9	60.6	-25.9%
Concession fees	154.9	151.1	2.5%
Other operating costs / (revenues)	(1.6)	(4.3)	62.7%
Operating Costs	512.4	533.9	-4.0%

EBITDA (1)	370.2	317.6	16.6%
EBITDA / Revenues	11.7%	11.3%	0.3 pp

Depreciation and amortization	252.1	250.0	0.8%
Compensation of subsidised assets’ depreciation	(62.0)	(59.6)	-3.9%

EBIT	180.1	127.2	41.6%
EBIT / Revenues	5.7%	4.5%	1.1	pp

Number of Employees	9M2006	9M2005	Δ 06/05
Number of Employees	5,257	5,435	-178
GWh / Employee	6.43	5.94	8.3%
Clients / Employee	1,133	1,080	4.8%

• Electricity gross profit for the 9M2006 came €126.9m below allowed revenues, of which;

a) €73,9m result from higher costs with energy purchases: i) €33.9m relate to lower energy purchases from special regime producers than ERSE’s forecasts when setting 2006 tariffs, implying that EDPD has to recover part of the fixed component of electricity purchases related to special regime production that was charged by REN, while the company had to satisfy consumption through energy purchases from the binding system; and ii) €39.9m result from the fact that ERSE did not anticipate the increase in regulated consumption that followed the transfer of MV/SLV clients from the liberalised market back to the regulated system, implying that this increase in consumption had to be satisfied through higher energy purchases, namely from the non-regulated system (“parcela livre”), none of them considered in the 2006 tariff review;

b) the balance is mostly explained by the fact that the MV/SLV clients that are coming back to the regulated tariff are charged lower average electricity tariffs, thus not allowing the immediate pass-through of all electricity acquisition costs that the company supports to satisfy this additional consumption.

• Supplies and services decreased 4.2% YoY as a result of: i) a €13.8m decrease in commercial costs due to both lower set-up costs (€4.6m in the 9M2005 related to the re-branding of EDPD’s commercial network) and lower billing and posting expenses due to, on the one hand, an increasing adherence to “conta certa”, as the number of clients choosing this billing system (upon which clients are charged a fixed monthly amount) increased 45% YoY to 1.6 million (vs. 1.1 million in Set05), and on the other, to the fact that, in 2006, the company started invoicing every two months instead of monthly; and ii) a €4.5m decrease in IT costs, which were partly compensated by iii) a €10.4m increase in costs with support services, of which €3.2m in management fees from EDP S.A. and EDP Valor and €4.4m in professional coaching, while the balance mostly relates to communication and insurance premiums.

• The number of employees was reduced by 178 between the 9M2005 and the 9M2006. This reduction was achieved through the 2005 HR Restructuring Programme (119 employees –Dec 2005) and the achievement of 60 retirements and early retirements during the 9M2006.

• Personnel costs decreased 3.2% YoY due to the accounting of an €9.2m one-off expense in the 9M2005. Excluding this one-off as well as personnel costs capitalization and severance payments, personnel costs increased 2,6% YoY, following a 2.7% average salary increase in 2006 and an increase in bonuses paid, both more than compensating the positive impact of savings achieved through personnel reduction.

• Costs with social benefits fell €15.7m on the back of: i) the accounting in the 9M2005 of a €10.1m cost related to an increase in Pension Fund provisions; and ii) a €7.3m decrease in pension premiums due to an expected increase of the return on Pension Fund’s assets (6.4% in 2005 vs. 7.5% in 2006), which was partly compensated by iii) a €1.8m increase in Retirement Premiums.

(1)	Normalized EBITDA (i.e. excluding tariff differences, t-2 and t-1 tariff adjustments and HR restructuring costs recovery) is €403.3m for the 9M2006 and €323.5m for the 9M2005

Distribution in Spain

Income Statement (€ m)	9M2006	9M2005	Δ 06/05
Operating Revenues	160.2	112.3	42.7%

Direct Activity Costs	53.0	21.7	144.2%

Gross Profit	107.2	90.6	18.3%
Gross Profit/Revenues	66.9%	80.7%	-13.8	p.p.

Supplies and services	39.4	35.8	10.1%
Personnel costs	19.0	18.6	2.2%
Costs with social benefits	0.6	0.6	5.1%
Other operating costs / (revenues)	11.6	3.4	244.3%
Operating Costs	70.6	58.3	21.0%

EBITDA	36.6	32.2	13.5%
EBITDA / Revenues	22.9%	28.7%	-5.9	p.p.

Depreciation and amortization	19.1	23.6	-19.4%
Compensation of subsidised assets’ depreciation	(1.6)	(1.5)	-12.8%

EBIT	19.2	10.1	90.7%
EBIT / Revenues	12.0%	9.0%	3.0	p.p.

• EBITDA of the Spanish Distribution activity increased 13.5% following: i) an increase in the remuneration for the regulated activities recognised in the 2006 tariff (+€2.1m); ii) a positive impact of deviations on the cost of electricity purchased (+€14.7m); and iii) the negative impact of the application of the RD 3/2006, according to its interpretation (-€15.5m now accounted as other costs and revenues instead as direct activity costs);

i) regarding the regulated revenues, according to the RD 1556/2005 that sets the revenues for the Spanish regulated activities for 2006, of the €3,016.7m attributed to the electricity distribution activity, €96.1m or 3.2% were allocated to our Spanish Distribution activity;

ii) the distribution activity gained an extra revenue of €14.7m because its average purchase cost was lower than the average purchase costs of the distribution companies in the system, which is the one recognised in the regulatory liquidations. Since June 2006, there was a substantial increase of the volumes traded in secondary markets, at higher prices than the daily market, creating cost deviations among other distribution companies in the system, due to their bidding strategies;

iii) the RD 3/2006 approved in February 24, 2006, considers that as of March 2006, the generation sales and the distribution purchases of electricity, made simultaneously and within the same group, are netted and priced at a provisional €42.35/MWh (average generation cost of the conventional regime included in the 2006 tariff). HC’s distribution purchases that were netted against its own generation amounted to 1,115 GWh. The impact of this measure (-€15.5m) is accounted in the distribution business, as the difference between the acquisition price of this electricity and the €42.35/MWh. According to the RD the final settlement price should be adjusted before year-end to reflect transparent and objective prices of electricity markets.

Electricity Consumers (thousand)	9M2006	9M2005	Δ 06/05
Regulated	535	575	-7.0%
Non-regulated	64	10	562.5%

Total Electricity Consumers	599	585	2.5%

Electricity Distribution (GWh)	9M2006	9M2005	Δ 06/05
High Voltage	1,789	1,727	3.6%
Medium Voltage	897	829	8.2%
Low Voltage	4,388	4,355	0.8%

Electricity Distributed	7,074	6,911	2.4%
o/w Third-Party Access	1,027	1,157	-11.2%

Regulated Revenues (€ m)	9M2006	9M2005	Δ 06/05
Transmission	6.5	5.7	14.0%
Distribution	73.4	72.3	1.6%
Supply	5.7	5.6	2.1%

Electricity Regulated	85.6	83.6	2.5%

Number of Employees	9M2006	9M2005	Δ 06/05
Number of Employees	392	399	-7
GWh / Employee	18.05	17.32	4.2%
Consumers / Employee	1,528	1,465	4.3%

Gas in Iberia

Financial Highlights (€ m)	9M2006	9M2005	Δ 06/05
Gross Profit	164.3	115.7	42.0%

Operating Costs	59.9	38.6	55.0%

EBITDA	104.4	77.0	35.5%

EBIT	78.0	54.2	44.0%

• EDP gas assets in Iberia, are concentrated in the regulated distribution activity, where it has a market share of 7%(1) and a total number of clients of approximately 790,000. Naturgas is increasing its position in the liberalised market in spain. EDP’s assets comprise the Spanish company Naturgas (56.2% controlled by EDP, through HC Energia) and the Portuguese gas distribution companies Portgás (72.0%; fully consolidated) and Setgás (19.8%; equity consolidated).

• In April 2006, EDP concluded the reinforcement of its stakes in Portgás from 59.6% to 72.0% and Setgás from 10.1% to 19.8%, respectively, after the non-opposition by the Portuguese Competition Authority to the acquisition by EDP of Endesa’s indirect holdings in these companies. Such operation strengthened EDP’s foothold on the Portuguese gas market where it expects to increase its client base upon liberalisation. In May 2006, Naturgas concluded the acquisition of the remaining 50% of Bilbogas’s share capital, following regulatory approval, and in September 2006, Naturgas signed an agreement to acquire the remaining 50% of Gasnalsa’s share capital. These acquisitions represent an important step towards the consolidation of Naturgas as an integrated energy operator and market leader in the Basque Country’s gas market.

• In Spain, through Naturgas, EDP changed its commercial branding and launched a strong marketing campaign to promote a dual-fuel offer and to capture new clients in the liberalised market. The strong increase in clients (+117,211) and in volumes (+1,751 GWh) reflects the success attained by Naturgas, from this marketing effort.

• In 1Q2006, the liberalised market activity of Naturgas was affected by an exceptional necessity to acquire gas in the spot market at higher prices than those foreseen under the company’s current sourcing contracts. This led to an additional non-recurring cost of €15m which had a negative impact on Naturgas’ gross margin in 1Q06.

(1)	Excluding gas distributed to the electricity sector

Gas in Spain

Income Statement (€ m)	9M2006	9M2005	Δ 06/05
Revenues	711.2	440.4	61.5%

Direct Activity Costs	579.6	324.8	78.4%

Gross Profit	131.6	115.7	13.8%
Gross Profit/Revenues	18.5%	26.3%	-7.8	pp

Supplies and services	25.0	22.5	11.2%
Personnel costs	16.4	15.6	5.4%
Costs with social benefits	0.2	0.3	-12.6%
Other operating costs / (revenues)	7.8	0.3	2207.5%
Operating Costs	49.4	38.6	27.9%

EBITDA	82.2	77.0	6.7%
EBITDA / Revenues	11.6%	17.5%	-0.1	pp

Depreciation and amortization	22.9	24.2	-5.6%
Compensation of subsidised assets’ depreciation	-1.1	-1.3	15.3%

EBIT	60.5	54.2	11.7%
EBIT / Revenues	8.5%	12.3%	-0.0	pp

Number of Employees	9M2006	9M2005	Δ 06/05
Number of Employees	321	343	-22
GWh sold / Employee	78.3	72.1	8.6%
Clients / Employee	2,493	1,911	30.5%

Regulated Activity	9M2006	9M2005	Δ 06/05
Number of Consumers (th)	635.2	607.7	4.5%
Gas Distributed (GWh)	14,965	16,322	-8.3%

Regulated Revenues (€ m)	106.9	98.6	8.4%
Transport	12.1	8.8	37.8%
Distribution	87.3	81.8	6.8%
Commercialisation	7.5	8.0	-6.9%

Liberalised Activity	9M2006	9M2005	Δ 06/05
Number of Clients (th)	165.2	48.0	244.4%
Gas Supplied (GWh)	10,167	8,416	20.8%
Selling Margin (€ / MWh)	1.5	-0.9	—

• In the Spanish Gas activity, the regulated revenues represent more than 80% of this activity gross profit, which provides stability on cash flows. The performance of this activity gross profit is explained by the following factors:

i) a 7.3% increase in regulated revenues mainly as a result of the acquisition of the remaining 50% of Bilbogas’ share capital by Naturgas and its full consolidation since Jan-2006;

ii) higher volumes of gas sold to liberalised clients with better selling price conditions vis-à-vis the cost of Naturgas’ sourcing contracts (+€19m). This is the result of (a) the success attained by Naturgas on a dual-fuel offer launched in mid 2005 to small clients, which also enabled the company to secure clients that switched from the regulated system to the non-regulated market, and (b) a renegotiation on better terms of the existing contracts with B2B clients;

iii) an insufficiency of gas sourcing in the beginning of 2006 led to exceptional procurement costs resulting from gas acquisition made in the spot market at higher prices than those of current sourcing contracts. This had a negative impact of €15m in the gross profit, which was already reflected in 1Q2006 figures;

• Operating costs increased 27.9% following: i) an increase of 11.2% in supplies and services mainly due to the full consolidation of Bilbogas and higher rental fees; and ii) an increase in the other costs line mainly due to higher local taxes following higher gas sales (+€2.3m) and an increase of provisions for doubtful clients (+€1.4m).

Gas in Portugal (Portgás - 100%)

Income Statement (€ m)	9M2006	9M2005	Δ 06/05
Operating Revenues	70.6	57.4	22.9%

Direct Activity Costs	37.9	27.3	38.7%

Gross Profit	32.7	30.1	8.6%
Gross Profit/Revenues	46.3%	52.4%	-6.1	pp

Supplies and services	5.2	4.3	22.0%
Personnel costs and with social benefits	3.0	3.0	1.1%
Other operating costs / (revenues)	0.4	0.7	-43.8%
Operating Costs	8.6	7.9	8.3%

EBITDA	24.1	22.1	8.7%
EBITDA / Revenues	34.1%	38.6%	-4.5	pp

Depreciation and amortization	5.7	4.2	37.7%
Compensation of subsidised assets’ depreciation	-1.1	—	—

EBIT	19.4	18.0	7.9%
EBIT / Revenues	27.5%	31.3%	-3.8	pp

Number of Employees	9M2006	9M2005	Δ 06/05
Number of Employees	110	109	1
GWh / Employee	13.63	12.85	6.1%
Consumers / Employee	1,424	1,319	7.9%

Gas Consumers	9M2006	9M2005	Δ 06/05
Residential	153,317	140,970	8.8%
Services	2,930	2,504	17.0%
Industrial	347	324	7.1%

Total Gas Consumers	156,594	143,798	8.9%

Gas Distribution (GWh)	9M2006	9M2005	Δ 06/05
Residential	406	402	0.9%
Services	239	213	12.6%
Industrial	854	786	8.7%

Total Gas Distributed	1,499	1,400	7.1%

• Ending September 2005, EDP signed a contract with Endesa to reinforce its shareholding in Portgás to 72%. This operation was approved by the Portuguese Competition Authority in April 2006.

• The volume of gas distributed by Portgás rose 7.1% to 1,499 GWh at the end of nine months of 2006, from 1,400 GWh in 2005. Services and industrial were the segments that contributed mostly to this increase with an increase of 12.6% and 8.7% respectively.

• Gas revenues amounted to €69.0m – of which €64,9m relate to natural gas (NG) and €4.1m to liquefied petroleum gas (LPG) – an increase of 24.4% year-on-year. This reflects the increase in the unit selling price as well as in the volumes of gas distributed. As a result, gross profit increased 8.6% to €32.7m and EBITDA grew 8.7% to €24.1m by the end of the nine months of 2006.

• In September 2006, the Portuguese Regulator (“ERSE”) approved the new regulatory framework for the gas sector in order to prepare it to the liberalization process. The gas distribution activity will be remunerated under a regulated asset base (“RAB”) times return on assets (“ROA”) methodology. However, the parameters (RAB and ROA) associated to this new regulation are not yet defined and will only be release during 2007, to be implemented from 2H2008 onwards.

Brazil: Energias do Brasil

Financial Highlights	9M2006	9M2005	Δ 06/05
R$ million
Gross Profit	1,465.0	1,422.3	3.0%
Operating Costs	655.1	563.6	16.2%
EBITDA	809.9	858.6	-5.7%
EBIT	640.4	703.5	-9.0%

€ million
Gross Profit	540.0	452.9	19.2%
Operating Costs	241.5	179.5	34.5%
EBITDA	298.6	273.4	9.2%
EBIT	236.1	224.0	5.4%

• EDP’s activities in Brazil, through Energias do Brasil (owned 62.4% by EDP), were positively impacted in 3Q06 by the start-up of Peixe Angical hydro power plant (452 MW). However, in 9M06 the results were impacted for non-recurrent figures regarding the lay-offs in the redundancy plan (one step of the “Vanguarda Project”) and tariff readjustments process of our DisCos mainly in Bandeirante. Nevertheless EDP benefited from the strong appreciation of the Real against the Euro, from an average BRL/Euro rate of 3.14 in the 9M05 to 2.71 in the 9M06 (€41m at the EBITDA level).

• The growth in the distributed volumes was not entirely reflected in the gross profit, because the distribution companies incurred in higher non-controllable costs than the recognised in the tariffs (R$174m in the 9M2006 vs. - R$47m in the 9M2005). Such difference is going to be recovered in the next years’ tariff readjustments processes.

• The high increase of generation volumes is explained by the effect of the unbundling process of the generation activities embedded in the DisCos and the start of commercial operation of Peixe Angical Hydro Power Plant. It is important to highlight that Peixe Angical hydro power plant is fully operacional since September 2006. The first unit started to work in June, the second unit in August and the last one in September.

•Electricity volumes sold to liberalized custmers showed a strong growth, capturing the ones that are switching from the regulated market to the liberalised market.

• Operating costs were mainly affected by one off costs with the implementation of corporate programmes in order to increase the company efficiency levels, namely the “Vanguarda Project” and the programme to reduce commercial and technical losses in the distribution grid.

Brazil: Distribution

Distribution Activity	Bandeirante			Escelsa			Enersul
	9M2006	9M2005	Δ 06/05	9M2006	9M2005	Δ 06/05	9M2006	9M2005	Δ 06/05
GWh
Final Clients	5,877	6,091	-3.5%	3,477	4,180	-16.8%	2,015	2,063	-2.3%
Third-party access	3,676	3,166	16.1%	2,568	1,510	70.1%	297	273	8.8%
Electricity Distributed	9,553	9,257	3.2%	6,045	5,690	6.2%	2,312	2,336	-1.0%

R$ million
Electricity Base Revenues	1,429.9	1,447.3	-1.2%	904.2	859.7	5.2%	599.3	556.5	7.7%
(-) Non-controllable costs	1,021.6	1,004.6	1.7%	632.7	586.8	7.8%	345.9	310.9	11.3%

Electricity Base Margin	408.3	442.7	-7.8%	271.5	272.9	-0.5%	253.4	245.6	3.2%

Tariff Adjustments (t-n differences under recovery or return)	-9.4	60.2	—	54.0	37.6	43.6%	60.8	17.2	253.2%
Extraordinary Tariff (Recovery of Rationing Losses & Parcela A)	46.4	48.3	-4.0%	31.8	30.6	4.0%	26.7	21.7	22.9%
Electricity Gross Profit	445.2	551.2	-19.2%	357.3	341.2	4.7%	340.9	284.5	19.8%
Other Revenues / (Costs)	8.5	16.9	-49.8%	6.2	17.6	-64.8%	10.1	21.9	-54.1%
Gross Profit	453.7	568.2	-20.1%	363.5	358.8	1.3%	351.0	306.5	14.5%

Last Tariff Revisions and Readjustments

	Bandeirante Out-05 Readjust.	Escelsa Ago-06 Readjust.	Enersul Abr-06 Readjust.
Part A	-4.03%	7.98%	4.17%
Part B (1)	0.74%	0.25%	7.29%
Readjust. Index	-3.29%	8.23%	11.46%

Past Costs	4.36%	8.83%	0.97%
Other	-5.56%	-0.39%	4.32%
Financial Items	-1.20%	8.44%	5.29%

Total Index (1)	-4.49%	16.67%	16.75%

Notes:

Part A: Non-controllable costs, which is a pass-through to the tariff

Part B: Controllable costs, depreciation and return on invested capital, which are updated to inflation (IGP-M) and adjusted by an X factor. Readjustment Index: Gives the total increase to be applied to electricity base revenues Financial Items: Recovery (or return) of past costs (or revenues) for a period of 12 months.

(1)	Part B for Bandeirante was adjusted due to change applied by ANEEL in the consideration of the federal taxes in the construction of the tariff, which now are paid directly by the clients and do not need tariff coverage.

• The gross profit of the DisCos decreased 5.3% penalised by negative tariff deviations of R$174m (vs. R$47m positive in 1H05), although these will be recovered in the next tariff annual adjustments which mean that adjusted by these deviations, electricity base margin would increase in a normalized base by 21%. This negative difference offset the consumption growth (3.6%) occurred in the 9M2006.

• Total electricity distributed by Energias do Brasil increased 3.6% YoY following the increase of the residential customers. However, each concession area was affected by different factors: Bandeirante’s consumption growth also benefited from a higher number of clients, while Escelsa’s consumption increase was mainly supported on the good economic growth in the region which implied a higher number of clients (industrial and residential). Regarding Enersul, the rural local economy was affected by the foot and mouth disease and an average temperature below normal. However in 3Q06, there were already signs of recovery with electricity consumptin growing by 2,6% YoY versus the 2,7% decrease in 1H06.

• Bandeirante: “Electricity Base Margin” decreased 7.8% explained by i) a R$58m negative difference between the non-controllable costs incurred and the ones covered by the tariff (R$38m positive in 9M05). Such difference will be pass-through to tariffs in future tariff readjustments. This effect was partly offset by higher volumes distributed and an increase in the implied average unit margin (Part B) given by the regulator. Regarding the tariff adjustments under recovery (or return) in period, it is important to note that Bandeirante is giving back to the tariffs R$102m between October 2005 and 2006 (reflecting the amendment applied to the October 2003 tariff increase), and at the same time recovering past costs that were not covered by the tariff. In October 20, the Brazilian electricity regulator, ANEEL, approved a 13.44% annual tariff readjustment index for Bandeirante, for the period from October 2006 to Sept 2007, which should support the narrowing of the current tariff deviations over the next quarter

• Escelsa: “Electricity Base Margin” decreased 0.5% due to a strong consumption which was offset by i) increase a R$98m negative difference between the non-controllable costs incurred and the ones covered by the tariff (R$5m positive in 9M05); and ii) the impact of the unbundling process. Regarding the tariff adjustments under recovery in the period, Escelsa recovered, between August 2005 and August 2006 i) R$35m related to past non-controllable cost that were not covered by the tariff; and ii) R$17m as a retroactive related to the amendment of the August 2004 tariff increase (from 4.96% to 8.58%). In August 2006, ANEEL announced that Escelsa is recovering between August 2006 and 2007 R$109m related to past costs that were not covered by the tariff.

• Enersul: “Electricity Base Margin” increased 3,2% following i) an increase in the implied average unit margin (Part B) given by the regulator which was partly offset by; i) a decrease in consumption and ii) a R$18m negative difference between the non-controllable costs incurred and the ones covered by the tariff (R$4m positive in 9M2005). Regarding the tariff adjustments, Enersul is recovering between April 2006 and 2007 R$48m related to past costs that were not covered by the tariff.

Brazil: Generation and Supply

Generation

Installed Capacity (MW)	9M2006	9M2005	Δ 06/05
Lajeado (27.65%)	250	250	—
Peixe Angical	452	—	+452
Energest	267	281	-14

Total	969	531	+438

Electricity Sold (GWh)	9M2006	9M2005	Δ 06/05
Lajeado (27.65%)	913	880	3.8%
Enerpeixe	1,283	0	—
Energest	1,196	762	57.1%

Total	3,392	1,641	107%

• In September 2006, Peixe Angical hydro power plant located at the state of Tocantins started-up. 100% of the annual 2,374 GWh output is already contracted through PPAs with the regulated distribution companies at an average price of approximately R$120/MWh (these contracts were already accepted by the regulator). The start of the commercial operation contributed with R$77m to the gross profit growth in the period.

• In the middle of 2005, Energias do Brasil unbundled the generation activities embedded in its distribution subsidiaries, in order to comply with the new regulatory framework for the Brazilian electricity sector. As a consequence, the power plants formerly embedded in the distribution companies (281 MW; of which 14 MW were decommissioned in YE2005) were incorporated in the electricity generation division. This change was another driver of the strong gross profit growth, contributing with R$33.6m in the period.

• At present, Energias do Brasil has an installed capacity of 1.018 MW, and expects to increase its installed capacity by an additional 25 MW - São João – until the end of the year.

Subsequent Events: In the beginning of October 2006, the fourth engine of Mascarenhas Hydro Power Plant (50 MW) started-up. Until Dec/2007, the fourth engine will work in a free contract environment and from Jan 2008 until Dec 2037, the output is already contracted through auction at R$ 115.98 (Dec05).

Trading and Supply

Clients	9M2006	9M2005	Δ 06/05
Number of clients	63	45	40.0%

Electricity Sales (GWh)	9M2006	9M2005	Δ 06/05
Liberalised Clients	4,160	2,711	53.4%

Distribution Companies	972	1,977	-50.9%

Total	5,132	4,688	9.5%

• Volumes sold by our trading and supply company, Enertrade, increased 9.5%, following higher number of clients and the subsequent volumes increase.

• During the last months, Enertrade was able to capture clients of Energias do Brasil DisCos that are switching from the regulated market to the free market, securing Energias do Brasil’s client base. Volumes supplied to final clients increased 53% YoY.

• Volumes traded to Energias do Brasil’s distribution subsidiaries decreased 51%, since the new regulatory framework does not allow the trading of electricity through “self-dealing” (companies within the same group). Therefore, “self-dealing” contracts cannot be renegotiated upon maturity.

• Overall, despite the increase in volumes sold, gross profit of Enertrade decreased 19.1% as a result of the end of some self-dealing contracts, which was not completely offset by the new contracts with final clients at a lower margin.

Brazil: Energias do Brasil

Income Statement R$ million	Distribution				Supply				Generation				Consolidated
	9M2006	9M2005	Δ 06/05		9M2006	9M2005	Δ 06/05		9M2006	9M2005	Δ 06/05		9M2006	9M2005	Δ 06/05
Operating Revenues	3,197.9	3,154.4	1.4%		377.0	319.8	17.9%		349.2	147.4	136.9%		3,532.8	3,366.6	4.9%

Direct Activity Costs	2,029.6	1,921.0	5.7%		331.8	264.0	25.7%		95.7	16.0	498.7%		2,067.8	1,944.3	6.3%

Gross Profit	1,168.2	1,233.4	-5.3%		45.2	55.9	-19.1%		253.4	131.4	92.9%		1,465.0	1,422.3	3.0%
Gross Profit/Revenues	36.5%	39.1%	-2.6	p.p.	12.0%	17.5%	-5.5	p.p.	72.6%	89.2%	-16.6	p.p.	41.5%	42.2%	-0.8	p.p.

Supplies and services	219.2	182.6	20.0%		5.4	7.4	-27.3%		52.9	36.9	43.4%		286.0	251.2	13.8%
Personnel costs	237.2	167.6	41.5%		4.3	1.9	130.9%		9.9	7.1	38.6%		264.1	201.7	30.9%
Other operating costs / (revenues)	89.0	128.6	-30.8%		0.0	0.4	-94.1%		12.4	3.9	217.8%		105.0	110.7	-5.2%
Operating Costs	545.4	478.9	13.9%		9.8	9.7	0.3%		75.2	47.9	57.0%		655.1	563.6	16.2%

EBITDA	622.8	754.6	-17.5%		35.4	46.1	-23.2%		178.3	83.5	113.6%		809.9	858.6	-5.7%
EBITDA / Revenues	19.5%	23.9%	-4.4	p.p.	9.4%	14.4%	-5.0	p.p.	51.1%	56.6%	-5.6	p.p.	22.9%	25.5%	-2.6	p.p.

Depreciation and amortization	168.6	144.1	17.0%		0.2	0.2	22.9%		17.7	10.3	71.6%		187.1	155.1	20.6%
Comp. of subsidised assets’ depreciation	-17.6	—	—		—	—	—		—	—	—		-17.6	—	—

EBIT	471.8	610.5	-22.7%		35.2	45.9	-23.4%		160.5	73.1	119.5%		640.4	703.5	-9.0%
EBIT / Revenues	14.8%	19.4%	-4.6	p.p.	9.3%	14.4%	-5.0	p.p.	46.0%	49.6%	-3.7	p.p.	18.1%	20.9%	-2.8	p.p.

Employees	2,977	3,311	-334		16	14	+2		253	297	-44		3,299	3,677	-378

• In 9M2006, EBITDA of Energias do Brasil decreased 5.7% following the negative contribution of the distribution and supply activity, that was offset by the increase of the EBITDA in the generation activity in 113%, as a result of the unbundling process and the start-up of Peixe Angical hydro plant. The EBITDA of distribution was affected by negative tariff deviations (R$174m in 9M06 vs - R$47m in 9M05). The EBITDA of liberalized supply decreased 23.2% following the end of “self-dealing” contracts.

• Operating costs of Energias do Brasil increased 16.2% explained by:

i) a rise in personnel costs, which mainly reflects (a) one-off provision of expects total costs related to lay-offs in the redundancy plan (R$52m). The Redundancy Plan (RP), one of the steps in the “Vanguard Project”, intends to adjust the company’s human resources. The number of acceptances to the RP totalled 651 employees (19% of the Group’s current number of employees) and considering the necessary replacements, it will imply a net number of lay-offs close to 16% by the end of 2007. The implementation of this programm in the 1H2006 implied that the number of employees in the 9M2006 decreased 378 YoY and (b) the annual average salary rise of 7%;

ii) higher costs with supplies and services, as a result of the programme to contain commercial and technical losses in the distribution grid inclunding higher network inspections and meter reading costs to reduce commercial and network losses (R$13.1m). In order to reduce the commercial and technical losses of the distribution grid, Energias do Brasil is investing in a specific programme focused on improvements in metering procedures, inspections of consuming units, fraud detection and the regularization of clandestine connections. Improvements in the losses indicators are expected towards the end of 2006;

Income Statements

Income Statement by Business Area

9M2006 (€ m)	Generation Iberia	Supply Iberia	NEO - Renewables	Cogen. Iberia	Distribution Iberia	Gas Iberia	Energias do Brasil	Telecoms	Other & Adjustments	EDP Group
Electricity Sales	2,008.8	656.8	154.6	54.9	3,290.3	75.3	1,286.0	—	(739.3)	6,787.3
Other Sales	7.1	14.3	26.1	16.8	2.5	659.4	0.0	11.3	4.3	741.7
Services Provided	(5.2)	32.3	2.7	1.5	44.4	47.1	15.8	113.3	(27.4)	224.6
Operating Revenues	2,010.6	703.5	183.3	73.2	3,337.2	781.8	1,301.8	124.7	(762.4)	7,753.6

Electricity & Gas	176.8	760.0	8.4	0.3	2,338.4	89.9	749.3	—	(757.9)	3,365.1
Fuel	655.7	—	16.3	48.8	0.8	0.0	—	—	29.0	750.6
Materials and goods for resale	11.3	19.9	14.6	0.9	8.2	527.6	12.4	10.9	(40.8)	565.0
Direct Activity Costs	843.8	779.9	39.2	50.0	2,347.4	617.5	761.8	10.9	(769.6)	4,680.8

Gross Profit	1,166.9	(76.4)	144.1	23.2	989.8	164.3	540.0	113.8	7.2	3,072.8
Gross Profit/Revenues	58.0%	-10.9%	78.6%	31.6%	29.7%	21.0%	41.5%	91.3%	-0.9%	39.6%

Supplies and services	93.8	28.6	22.6	12.0	216.7	30.5	105.4	91.0	-54.5	546.2
Personnel costs	84.4	8.3	8.2	0.5	155.9	19.4	97.3	19.1	66.1	459.3
Costs with social benefits	12.3	0.4	0.0	0.0	45.5	0.2	0.0	0.6	-3.8	55.2
Concession fees	2.8	0.0	—	—	154.9	—	3.2	—	(0.0)	160.9
Other operating costs (or revenues)	45.4	(9.4)	8.2	(2.5)	10.0	9.7	35.5	(5.5)	84.0	175.4
Operating costs	238.6	27.9	39.0	10.0	583.0	59.9	241.5	105.3	91.8	1,396.9

EBITDA	928.3	(104.3)	105.1	13.1	406.8	104.4	298.6	8.5	(84.6)	1,676.0
EBITDA/Revenues	46.2%	-14.8%	57.3%	18.0%	12.2%	13.4%	22.9%	6.8%	11.1%	21.6%

Depreciation and amortisation	220.5	5.4	53.9	7.9	271.1	28.6	69.0	28.5	48.8	733.6
Comp.of subsidised assets’ depreciation	(2.9)	—	(0.9)	(0.0)	(63.6)	(2.2)	(6.5)	—	(0.2)	(76.3)

EBIT	710.6	(109.7)	52.2	5.3	199.3	78.0	236.1	(20.0)	(133.2)	1,018.6
EBIT/Revenues	35.3%	-15.6%	28.5%	7.2%	6.0%	10.0%	18.1%	-16.0%	17.5%	13.1%

Financial income/(expense)	(39.3)	(12.5)	(41.5)	(2.8)	(41.3)	0.7	(96.9)	(20.4)	231.2	(22.8)
Amortisation of concession rights	—	—	(0.0)	0.0	—	0.0	6.1	2.5	(42.5)	(33.9)

Discontinuing Activities	—	—	—	—	—	—	—	—	37.6	37.6

Pre-tax profit	671.3	(122.2)	10.7	2.5	158.0	78.7	145.3	(37.9)	93.2	999.5

Income Taxes & Deferred Taxes	177.0	-35.9	4.8	1.3	32.0	23.8	55.6	2.9	31.6	293.1
Minority interests	4.8	-1.0	3.8	0.0	0.2	23.0	8.0	-0.2	18.2	56.7

Net Profit	489.5	(85.2)	2.0	1.3	125.8	31.9	81.7	(40.6)	43.4	649.7

Income Statement by Business Area

9M2005 (€ m)	Generation Iberia	Supply Iberia	NEO - Renewables	Cogen. Iberia	Distribution Iberia	Gas Iberia	Energias do Brasil	Telecoms	Other & Adjustments	EDP Group
Electricity Sales	2,122.7	613.8	71.2	48.1	2,863.3	36.9	958.4	—	(166.8)	6,547.4
Other Sales	5.7	2.8	17.4	15.5	2.3	371.3	0.0	5.0	16.6	436.6
Services Provided	(67.3)	3.8	2.1	0.8	45.7	32.3	113.6	234.1	73.9	439.2
Operating Revenues	2,061.1	620.4	90.7	64.4	2,911.2	440.4	1,072.1	239.1	(76.3)	7,423.2

Electricity & Gas	177.2	729.1	1.5	0.8	1,961.2	45.2	609.7	—	216.8	3,741.5
Fuel	757.4	—	11.2	39.0	0.3	—	—	—	1.2	809.1
Materials and goods for resale	13.7	4.9	10.9	0.8	7.7	279.6	9.4	4.3	(303.5)	27.9
Direct Activity Costs	948.3	734.0	23.6	40.6	1,969.2	324.8	619.2	4.3	(85.6)	4,578.4

Gross Profit	1,112.9	(113.7)	67.1	23.9	942.0	115.7	452.9	234.8	9.3	2,844.8
Gross Profit/Revenues	54.0%	-18.3%	74.0%	37.0%	32.4%	26.3%	42.2%	98.2%	-12.2%	38.3%

Supplies and services	90.9	26.2	15.6	6.7	220.8	22.5	80.0	184.3	-42.8	604.2
Personnel costs	84.5	6.6	4.1	0.5	160.0	15.6	60.5	36.8	54.6	423.1
Costs with social benefits	16.3	0.4	0.1	0.0	61.2	0.3	3.7	0.6	-5.7	76.9
Concession fees	2.7	0.0	0.4	—	151.1	—	—	—	—	154.3
Other operating costs (or revenues)	5.7	(5.4)	2.4	(1.0)	(0.9)	0.3	35.3	(2.5)	215.6	249.5
Operating costs	200.1	27.9	22.6	6.3	592.2	38.6	179.5	219.2	221.7	1,508.1

EBITDA	912.8	(141.5)	44.5	17.6	349.8	77.0	273.4	15.5	(212.4)	1,336.7
EBITDA/Revenues	44.3%	-22.8%	49.1%	27.3%	12.0%	17.5%	25.5%	6.5%	278.5%	18.0%

Depreciation and amortisation	214.0	6.4	21.5	7.7	273.6	24.2	0.0	41.2	92.1	680.8
Comp.of subsidised assets’ depreciation	(3.1)	—	(0.2)	(0.0)	(61.1)	(1.3)	—	(0.0)	(0.1)	(65.8)

EBIT	701.9	(147.9)	23.1	9.9	137.3	54.2	273.4	(25.6)	(304.4)	721.8
EBIT/Revenues	34.1%	-23.8%	25.5%	15.4%	4.7%	12.3%	25.5%	-10.7%	399.1%	9.7%

Financial income/(expense)	(47.5)	(3.8)	(10.8)	(2.6)	(26.8)	8.1	(67.1)	(26.6)	(53.4)	(230.6)
Amortisation of concession rights	—	—	(0.2)	0.0	—	(0.0)	(1.7)	(5.7)	(21.9)	(29.5)

Discontinuing Activities	—	—	—	—	—	—	—	36.8	58.7	95.5

Pre-tax profit	654.3	(151.8)	12.1	7.4	110.5	62.2	204.6	(21.2)	(321.0)	557.2

Income Taxes & Deferred Taxes	196.0	-53.3	3.8	1.5	15.9	18.5	67.7	-4.6	-89.8	155.8
Minority interests	8.5	-2.8	1.2	0.0	0.1	28.0	0.6	0.0	12.2	47.9

Net Profit	449.8	(95.7)	7.1	5.9	94.5	15.7	136.2	(16.6)	(243.5)	353.4

Annex

EDP Iberian installed capacity & electricity generation

Installed Capacity - MW	9M2006	9M2005	Δ MW
PORTUGAL	9,027	8,523	503

Conventional Regime	8,584	8,192	392

Binding Generation	7,164	7,164	-0

Hydroelectric (PES)	4,094	4,095	-0
Thermoelectric (PES)	3,070	3,070	—
Coal
Sines	1,192	1,192	—
Fuel oil / Natural Gas
Setúbal	946	946	—
Carregado	710	710	—
Barreiro	56	56	—
Diesel
Tunes	165	165	—

Non-Binding Generation	1,420	1,028	392

Small-Hydro (NBES)	244	244	—
CCGT
Ribatejo	1,176	784	392

Special Regime	443	331	112

Small-Hydro	66	66	—
Cogeneration	111	111	—
Wind (1)	261	145	116
Biomass	5	9	-5

SPAIN	3,295	2,876	419

Conventional Regime	2,492	2,492	—

Hydroelectric	426	426	—
Thermoelectric	1,910	1,910	—
Coal
Aboño	878	878	—
Soto de Ribera	645	645	—
CCGT
Castejón	387	387	—
Nuclear
Trillo	156	156	—

Special Regime	803	385	419

Small-Hydro	3	3	—
Cogeneration	37	39	-2
Wind (1)	681	266	415
Waste	79	69	9
Biomass	4	7	-3

Electricity Generation	9M2006	9M2005	Δ GWh
PORTUGAL	20,115	18,766	1,349

Conventional Regime	19,137	17,936	1,201

Binding Generation	14,116	14,383	-267

Hydroelectric (PES)	5,231	2,991	2,241
Thermoelectric (PES)	8,885	11,392	-2,507
Coal
Sines	7,282	7,060	222
Fuel oil / Natural Gas
Setúbal	1,235	3,000	-1,765
Carregado	243	1,135	-892
Barreiro	125	180	-55
Diesel
Tunes	0	17	-17

Non-Binding Generation	5,021	3,553	1,468

Small-Hydro (NBES)	233	90	143
CCGT
Ribatejo	4,788	3,463	1,325

Special Regime	978	830	148

Small-Hydro	107	57	50
Cogeneration	537	509	28
Wind (1)	312	227	85
Biomass	21	37	-16

SPAIN	11,327	12,242	-916

Conventional Regime	9,956	11,435	-1,479

Hydroelectric	589	654	-65
Thermoelectric	8,517	9,868	-1,352
Coal
Aboño	4,356	5,014	-658
Soto de Ribera	2,914	3,223	-309
CCGT
Castejón	1,247	1,631	-384
Nuclear
Trillo	851	913	-63

Special Regime	1,370	807	563

Small-Hydro	1	5	-3
Cogeneration	109	158	-49
Wind	989	357	632
Waste	265	273	-9
Biomass	7	14	-7

(1)	Installed capacity that contributed to the revenues in the period.

Electricity Distribution and Supply in Portugal

Electricity Distributed (GWh)	9M2006	9M2005	Δ 06/05
Energy Delivered to Distribution	36,153	34,963	3.4%
Sales to EDP power plants	(17)	(9)	-92.3%
Own consumption - distribution	(20)	(20)	-1.6%
Distribution losses	(2,328)	(2,666)	12.7%

Total Electricity Sales (1)	33,787	32,268	4.7%

Electricity Sales - Regulated Syst.	27,961	25,300	10.5%
VHV (Very high voltage)	1,014	929	9.1%
HV (High voltage)	3,992	3,780	5.6%
MV (Medium voltage)	5,902	3,881	52.1%
SLV (Special low voltage)	1,694	1,836	-7.7%
LV (Low voltage)	14,318	13,878	3.2%
PL (Public lighting)	1,040	996	4.5%

Electricity Sales - Non-regulated Syst.	5,826	6,968	-16.4%
EDP	3,521	4,566	-22.9%
Non-EDP	2,305	2,403	-4.1%

Electricity Sales (€ m)	9M2006	9M2005	Δ 06/05
VHV (Very high voltage)	47.8	42.1	13.5%
HV (High voltage)	214.0	195.5	9.5%
MV (Medium voltage)	499.8	323.1	54.7%
SLV (Special low voltage)	186.4	179.7	3.7%
LV (Low voltage)	1,918.7	1,830.3	4.8%
PL (Public lighting)	78.7	71.3	10.3%
Interruptibility Discounts	-29.3	-26.2	-12.0%
Tariff Correction Discounts	—	0.0	—
2006 Tariff Deficit Recognition	91.5	—	—
Invoiced Sales - Regulated Syst.	3,007.5	2,615.8	15.0%

Invoiced Sales - Non-regulated Syst.	149.7	159.9	-6.4%

Electricity Revenues	3,157.2	2,775.7	13.7%

Electricity Consumers (2)	9M2006	9M2005	Δ 06/05
Electricity Sales - Regulated Syst.	5,954,561	5,871,709	82,852
VHV (Very high voltage)	19	16	3
HV (High voltage)	176	151	25
MV (Medium voltage)	19,405	16,640	2,765
SLV (Special low voltage)	24,320	21,946	2,374
LV (Low voltage)	5,864,004	5,787,725	76,279
PL (Public lighting)	46,637	45,231	1,406

Electricity Sales - Non-regulated Syst.	11,382	12,899	-1,517
EDP	7,885	9,369	-1,484
Non-EDP	3,497	3,530	-33

Total Electricity Consumers	5,965,943	5,884,608	81,335

% Change YoY			1.4%

(1)	Figures presented include sales to EDP Group for final consumption
(2)	Figures presented include EDP Group companies

EDP Wind Capacity in Iberia (NEO Energía)

Wind Farms in 9M2006	% NEO	Installed Capacity			Consolidation Method
		100%	% held (1)	Contrib. to revenues
PORTUGAL
Fonte da Mesa	100%	10	10	10	Full
Pena Suar	100%	16	16	16	Full
Cabeço da Rainha	100%	16	16	16	Full
Cadafaz	100%	10	10	10	Full
Serra do Barroso	70%	18	13	18	Full
Fonte da Quelha	100%	14	14	14	Full
Alto do Talefe	100%	14	14	14	Full
Padrela/Soutelo	70%	8	5	8	Full
Vila Nova	100%	26	26	26	Full
Açor	100%	20	20	20	Full
Alagoa Cima	40%	14	5	—	Equity
Bolores	100%	5	5	5	Full
Mosteiro	100%	9	9	9	Full
Amaral	100%	10	10	10	Full
Caldas 1	100%	10	10	10	Full
Fanhões 1	100%	12	12	12	Full
Fanhões 2	100%	4	4	4	Full
Ortiga	100%	12	12	12	Full
Abogalheira	100%	3	3	3	Full
Serra d’El Rei	100%	22	22	22	Full
Sobral 2	100%	8	8	8	Full
Arruda 1	100%	6	6	6	Full
Pó	100%	9	9	9.10	Full

		275	259	261

SPAIN
Arlanzón	78%	34	21	34	Full
Cantábrico	100%	65	52	65	Full
Albacete (Campollano)	75%	124	74	124	Full
Las Lomillas	50%	50	20	25	Proportional
Sotonera	65%	19	10	19	Full
Boquerón	75%	22	13	22	Full
Belchite	100%	50	40	50	Full
La Brújula (Burgos)	85%	73	50	73	Full
Zas	97%	24	23	24	Full
Corme	95%	18	17	18	Full
Tahivilla	100%	30	30	30	Full
Buenavista	100%	8	8	8	Full
Llanos Esquina	100%	6	6	6	Full
La Celaya	100%	29	29	29	Full
Monseivane	100%	41	41	41	Full
Santa Quiteria	58%	36	21	36	Full
Rabosera	95%	31	30	31	Full
Enix	5%	13	1	—	Equity
Monte de las Navas	5%	49	2	—	Equity
Altos del Voltoya	31%	62	15	—	Equity
Sierra del Madero	42%	47	16	—	Equity
Pesur	17%	20	3	—	Not consolidated
Estrecho	17%	10	2	—	Not consolidated
Juan Grande	45%	20	9	—	Equity
Ponte Rebordelo (Dúmbria)	100%	40	40	40	Full
Loma de Los Aviadores	100%	6	6	6	Full
Belmonte	30%	35	8	—	Equity

		962	588	681

IBERIA		1,237	847	943

(1)	MW in accordance with % held were adjusted for the fact that Neo has an 80% stake in Genesa.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 13, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer